UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Nevada Copper Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

675 West Hastings Street, #305, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:          None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.    40,265,071 as at June 10, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes [ ]    No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                     Yes [ ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.     Yes [ ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:           Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                  Yes [ ] No [X]

NEVADA COPPER CORP.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

PART I		Page

ITEM 1.	IDENTIY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	- 6 -
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	- 8 -
ITEM 3.	KEY INFORMATION	- 8 -
ITEM 4.	INFORMATION ON THE COMPANY	- 13 -
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	- 47 -
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES	- 53 -
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	- 60 -
ITEM 8.	FINANCIAL INFORMATION	- 61 -
ITEM 9.	THE OFFER AND LISTING	- 62 -
ITEM 10.	ADDITIONAL INFORMATION	- 64 -
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	- 71 -
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	- 71 -

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	- 71 -
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	- 71 -
ITEM 15.	CONTROLS AND PROCEDURES	- 71 -
ITEM 16.	RESERVED	- 71 -
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	- 71 -
ITEM 16B.	CODE OF ETHICS	- 71 -
ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES	- 71 -
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	- 71 -
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS	- 71 -

PART III

ITEM 17.	FINANCIAL STATEMENTS	- 71 -
ITEM 18.	FINANCIAL STATEMENTS	- 72 -
ITEM 19.	EXHIBITS	- 72 -

INTRODUCTION

Nevada Copper Corp. is organized under the laws of British Columbia, Canada.  In this Registration Statement, the “Company”, “Corporation”, “Nevada Copper”, “we”, “our” and “us” refer to Nevada Copper Corp. and its subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement.  Our principal corporate offices are located at 675 West Hastings Street, #305, Vancouver, British Columbia V6B 1N2.  Our telephone number is 604-683-8992.

Upon effectiveness, we will file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we file reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF NEVADA COPPER CORP.

Nevada Copper Corp. is a mineral exploration company.  Its main focus is exploring the Pumpkin Hollow Copper Development Property (the “Property”) in western Nevada, USA, covering approximately 21 square miles.  A private company, 607792 British Columbia Ltd. (“607792 BC”), entered into a 10 year renewable mining lease agreement for the exploration and development of the Property effective May 4, 2006 which is renewable at the option of the holder for three additional ten year terms (the “Lease Agreement”).  The Company completed a reverse-takeover acquisition of 607792 BC in August 2006 (the “RTO”).  Since completion of the RTO, the Company has incurred $5.9 million of exploration expenditures on the Property through Fiscal 2007; and anticipates incurring approximately $5.9 million of additional exploration expenditures on the Property during Fiscal 2008.  Refer to ITEM #4D for a more detailed discussion of the obligations and rights with respect to the Property.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This 20F contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by any forward-looking statements made by us or on our behalf, including, without limitation:

•	risks related to our ability to obtain adequate financing for our planned exploration activities and to complete further exploration programs;

•	differences in U.S. and Canadian practices for reporting mineral resources and reserves;

•	risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;

•	unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control;

•	commodity price fluctuations;

•	risks related to governmental regulations, including environmental regulations;

•	risks related to delay or failure to obtain required permits, or non-compliance;

•	increased costs and restrictions on operations due to compliance with environmental laws and regulations;

•	risks related to reclamation activities;

•	uncertainties related to title to our mineral properties;

•	risks related to unexpected regulatory change;

•	currency fluctuations;

•	increased costs affecting the mining industry;

•	increased competition in the mining industry for properties and qualified personnel;

•	risks related to some of our directors’ and officers’ involvement with other natural resource companies;

•	our ability to attract and retain qualified personnel and management;

•	enforcement of U.S. judgments and laws in Canada;

•	our ability to maintain adequate control over financial reporting; and

•	our classification as a “passive foreign investment company” under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this 20F under the heading “Risk Factors” and elsewhere in this 20F. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

In this 20F, “we”, “us”, “our”, “Nevada Copper” and “the Company” refer to Nevada Copper Corp., a company incorporated under the Business Corporations Act (British Columbia), and its subsidiaries.

GLOSSARY OF GEOLOGICAL TERMS

DEFINITIONS AND ABBREVIATIONS

alteration - usually referring to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

breccia - rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

claim - that portion of public mineral lands, which a party has staked or marked out in accordance with provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

conglomerate - rock composed of mostly rounded fragments which are of gravel size or larger in a finer grained matrix.

crystalline - means the specimen is made up of one or more groups of crystals.

cut-off grade - the minimum grade of mineralization that delimits mineralization that has a reasonable prospect of economic extraction from mineralization that does not have a reasonable prospect of economic extraction.

deposit - a natural occurrence of a useful mineral of sufficient extent and degree to invite exploitation.

dilution - results from the mixing in of unwanted gangue or waste rock with the ore during mining.

dolomite - a magnesium bearing limestone usually containing at least 15% magnesium carbonate.

dyke - a tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

fault - a fracture in a rock where there has been displacement of the two sides.

feasibility study means a detailed study of a deposit in which all geological, engineering, operating, economic and other relevant factors are engineered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

g/t - grams per tonne.

gangue - term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

geophysics - the study of the physical properties of rocks, minerals, and mineral deposits.

grade - the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/ton).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

hectare - a square of 100 meters on each side.

host rock - the rock within which the ore deposit occurs.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet Meters Miles Kilometers Acres Hectares Grams Ounces (troy) Tonnes Short tons Grams per tonne Ounces (troy) per tonne	Meters Feet Kilometers Miles Hectares Acres Ounces (troy) Grams Short tons Tonnes Ounces (troy) Grams per tonne	0.305 3.281 1.609 0.621 0.405 2.471 0.032 31.103 1.102 0.907 0.029 34.438

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists the Directors of the Company.

Table No. 1

Directors

June 10, 2008

Name	Age	Date First Elected or Appointed
Giulio T. Bonifacio (2)	47	August 2006
Joseph Giuffre (2)	50	November 2006
Joseph Kircher (3)	49	August 2006
Brian Kirwin (1)(3)	46	August 2006
Paul Matysek (1)(2)	51	May 2008
Foster Wilson (1)(3)	48	August 2006

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Resident/Citizen of British Columbia, Canada

Business Address:   c/o Nevada Copper Corp.

675 West Hastings Street, #305

Vancouver, British Columbia, Canada  V6B 1N2

(3)

Resident/Citizen of Nevada, USA

Business Address:   c/o Nevada Copper Corp.

61 East Pursel Lane

Yerington, Nevada, USA  89447

1.A.2.  Senior Management

Table No. 2 lists the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

June 10, 2008

Name and Position	Age	Date of First Appointment
Giulio T. Bonifacio (1) President and Chief Executive Officer	47	September 2006
Joseph Kircher (2) VP and Chief Operating Officer	49	September 2006
Joachim Chan (1) Chief Financial Officer	59	September 2006
Catherine Tanaka (1) Corporate Secretary	38	September 2006

(1)

Business Address:   c/o Nevada Copper Corp.

675 West Hastings Street, #305

Vancouver, British Columbia, Canada  V6B 1N2

(2)

Business Address:   c/o Nevada Copper Corp.

61 East Pursel Lane

Yerington, Nevada, USA  89447

Giulio T. Bonifacio’s business functions, as President/Chief Executive Officer, include supervision of the Company’s corporate affairs, responsibility for acquisitions, strategic planning, business development, promotional activities and reporting to the Board of Directors.

Joseph Kircher’s business functions, as VP/Chief Operating Officer, include supervision of work on the Pumpkin Hollow property and managing the Company’s day to day operations. He reports directly to Giulio Bonifacio, the President and Chief Executive Officer of the Company.

Joachim Chan’s business functions, as Chief Financial Officer, include financial administration; responsibility for accounting and financial statements; liaison with auditors, accountants, financial community and shareholders; and coordination of expenses/taxes activities of the Company.

Catherine Tanaka’s business functions, as Corporate Secretary, include assisting the President/CEO and insuring the maintenance of corporate records and recording minutes of meetings.

Gregory French’s business functions, as Project Manager, include management of exploration work at the Property.

1.B.  Advisors

The Company's transfer agent and registrar for its common shares are:

Computershare Trust Company  (formerly “Pacific Corporate Trust Company”)

510 Burrard Street, 2nd Floor

Vancouver, British Columbia, Canada  V6C 3B9

The Company's legal advisors are:

Axium Law Corp.

1055 Dunsmuir Street, #3350

Vancouver, British Columbia, Canada  V7X 1L4

1.C.  Auditors

The Company's auditors are:

Manning Elliott LLP, Chartered Accountants

1050 West Pender Street, 11th Floor

Vancouver, British Columbia, Canada  V6E 3S7

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2007/2006 ended June 30th and Fiscal 2005 ended June 2005 was derived from the consolidated financial statements of the Company that were audited by Manning Elliott LLP, independent Chartered Accountants, as indicated in their audit reports which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2004/Fiscal 2003 ended December 31st was derived from the financial statements of the Company that were audited by Manning Elliott LLP, independent Chartered Accountants, as indicated in their audit report not included elsewhere in this Registration Statement.

The Company’s consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements are the responsibility of the Company’s management.  The auditor’s responsibility is to express an opinion on the financial statements based on their audit.

The auditor’s conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

On 8/15/2006, the Company acquired its subsidiary, 607792 BC, through the issuance of 17,180,000 common shares and 4,800,000 special warrants of the Company to the shareholders of 607792 BC.  As the transaction constituted a reverse takeover (“RTO”), the Company’s current consolidated financial statements are a continuation of the historical financial statements of 607792 BC as it is identified as the continuing entity.  The comparative figures as at 6/30/2006, 6/30/2005, 12/31/2004 and 12/31/2003 are those of 607792 BC pursuant to continuity of interests accounting requirements described above.

Table No. 3 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the consolidated financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

	Audited	Audited	Audited	Audited	Unaudited
	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	6/30/2007	6/30/2006	6/30/2005	12/31/2004	12/31/2003
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($3,212)	($80)	($24)	$0	$0
Net Income (Loss)	($3,212)	$80)	($24)	$0	$0
Basic/Diluted (Loss) Per Share	($0.11)	($0.00)	($0.02)	$0	$0
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S (000)	28,083	17,180	1,567	1,567	1,567
Period-End Shares O/S (000)	35,553	21,980	1,567	1,567	1,567

Working Capital	$5,065	$283	$6	$6	$0.4
Mineral Properties	$6,250	$331	$0	$0	$0
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$11,314	$689	$6	$6	$0.4
Total Assets	$11,802	$754	$6	$6	$12
US GAAP
Net Income (Loss)(1)	($11,843)	($406)	($24)
Net Income (Loss) Per Share	($0.42)	($0.02)	($0.02)
Weighted Avg. Shares O/S (000)	28,083	17,180	1,567
Mineral Properties	$0	$0
Shareholders’ Equity	$5,064	$358
Total Assets	$5,553	$423

-----------------------------------------------------------------------------------------

(1) Cumulative Net Loss to 6/30/2007 under USGAAP was ($11,843,046).

	Unaudited	Unaudited
	Nine Months	Nine Months
	Ended	Ended
	3/31/2008	3/31/2007
Canadian GAAP
Sales Revenue	$0	$0
Operating Income (Loss)	($2,374)	($2,228)
Net Income (Loss)	($2,374)	($2,228)
Basic/Diluted (Loss) Per Share	($0.07)	($0.09)
Dividends Per Share	$0.00	$0.00
Weighted Avg. Shares O/S (000)	36,305	24,511
Period-End Shares O/S (000)	36,965	30,819

Working Capital	$2,082	$2,772
Mineral Properties	$9,795	$3,553
Long-Term Debt	$0	$0
Shareholder’s Equity	$11,877	$6,325
Total Assets	$12,420	$6,375

US GAAP
Net Income (Loss)	($29,796)	($7,900)
Net Income (Loss) Per Share	($0.82)	($0.78)
Weighted Avg. Shares O/S (000)	36,305	10,070
Mineral Properties	$0	$0

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the previous six months are also provided as is the data for the nine months ended March 31, 2008 and March 31, 2007.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
May 2008		$1.02	$0.98	$0.99
April 2008		1.03	1.00	1.01
March 2008		1.03	0.98	1.03
February 2008		1.03	0.99	1.00
January 2008		1.02	0.97	0.98
December 2007		1.01	0.98	0.99
November 2007		1.00	0.92	1.00

Nine Months Ended 3/31/2008	$1.01	$1.08	$0.92	$0.99
Nine Months Ended 3/31/2007	1.13	1.17	1.11	1.17

Fiscal Year Ended 6/30/2007	$1.13	$1.19	$1.04	$1.06
Fiscal Year Ended 6/30/2006	1.16	1.24	1.10	1.12
Fiscal Year Ended 6/30/2005	1.25	1.34	1.16	1.24
Fiscal Year Ended 12/31/2004	1.30	1.40	1.18	1.20
Fiscal Year Ended 12/31/2003	1.38	1.58	1.29	1.29

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 6/10/2008.

Table No. 5

Capitalization and Indebtedness

June 10, 2008
Unlimited number of common shares authorized
Common Shares Issued and Outstanding	40,265,071

Obligations Under Capital Leases	$11,525,000
S-T Due to Related Parties	Nil
Long-Term Debt	Nil
Share Purchase Options Outstanding	3,205,000
Share Purchase Warrants Outstanding	6,129,761

Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

In addition to the other information presented in this Registration Statement, the following should be considered carefully in evaluating the Company and its business.  This Registration Statement contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Registration Statement.

Nevada Copper Corp. Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  The auditor of the Company is of the opinion, as stated in his notes, that there is substantial doubt about the Company’s ability to continue as a going concern.

Nevada Copper Corp. Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind.  The Chances of Nevada Copper Corp. Ever Reaching the Development Stage Are Remote.

The expenditures to be made by Nevada Copper Corp. in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Nevada Copper Corp. having to cease operations.

Nevada Copper Corp. Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations.

The properties in which Nevada Copper Corp. has an interest or the concessions in which Nevada Copper Corp. has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If Nevada Copper Corp. does not ultimately find an ore body, it may have to cease operations.

Nevada Copper Corp. Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  The sale of securities to the public results in dilution to existing shareholders.

None of Nevada Copper Corp.’ properties have advanced to the commercial production stage and Nevada Copper Corp. has no history of earnings or positive cash flow from operations.  Nevada Copper Corp. does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to Nevada Copper Corp. has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current stockholders.

Nevada Copper Corp., at 6/10/2008, had 3,205,000 share purchase options outstanding and 6,129,761 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 40,265,071 (as of 6/10/2008) to 49,599,832.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Nevada Copper Corp.’s Stockholders.

Because the success of Nevada Copper Corp. is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.  At 6/10/2008, there were 3,205,000 share purchase options outstanding, which, if exercised, would result in an additional 3,205,000 common shares being issued and outstanding.  This represents an increase of 10% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.  For a breakdown of dilution, refer to the risk factor entitled: “Nevada Copper Corp. Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations.  Public distributions of capital result in dilution to existing shareholders”.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Nevada Copper Corp. Could Be In An Amount Great Enough to Force Nevada Copper to Cease Operations.

The current and anticipated future operations of Nevada Copper Corp., including further exploration activities require permits from various Federal and State governmental authorities in the United States and Nevada.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Refer to ITEM 4.B.8 of Form 20-F.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Nevada Copper Corp. to cease operations.  If that were the case, investors would lose their entire investment in the Company.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Nevada Copper Corp. and Shareholders Could Find It Difficult to Sell Their Stock.

Nevada Copper Corp.’s common shares are subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The SEC adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Nevada Copper Corp. is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Nevada Copper Corp.’ business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Nevada Copper Corp.’s growth will depend on the efforts of its Senior Management, particularly its President/CEO/Director, Giulio T. Bonifacio; its VP/COO/Director, Joseph Kircher; its CFO, Joachim Chan; its Corporate Secretary, Catherine Tanaka; its Project Manager, Gregory French; and its Board of Directors that also includes Giulio Bonifacio, Joseph Giuffre, Joseph Kircher, Brian Kirwin, Paul Matysek, and Foster Wilson.  Nevada Copper does not carry key-man insurance on any individuals.

As a "foreign private issuer”, Nevada Copper Corp. is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders results in shareholders having less data in this regard.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Progress of the Company

Introduction

The Company is a mineral exploration company.  Its main focus is exploring the Property which is located in western Nevada, USA, covering approximately 21 square miles.  607792 BC, entered into the Lease Agreement for the exploration and development of the Property.  The Company completed an RTO of 607792 BC in August 2006.  Since completion of the RTO, the Company has incurred $5.9 million of exploration expenditures on the Property through Fiscal 2007; and anticipates incurring approximately $5.9 million of additional exploration expenditures on the Property during Fiscal 2008.  Refer to ITEM #4D for a more detailed discussion of the obligations and rights with respect to the Property.

The Company’s mineral property is without a known body of commercial ore and all proposed programs are an exploratory search for ore.

The Company’s executive office is located at:

675 West Hastings Street, #305

Vancouver, British Columbia, Canada  V6B 1N2

Telephone: 604-683-8992

Facsimile: 604-681-0122

E-mail (corporate communications): info@nevadacopper.com

website: http://www.nevadacopper.com/s/Home.asp

The Company’s registered office is located at:

1055 Dunsmuir Street, #3350

Vancouver, British Columbia, Canada  V7X 1L2

Telephone: 604-685-6100

Facsimile:  604-692-4900

The contact person is:  Giulio T. Bonifacio, President.

The Company's fiscal year-end is June 30th.

The Company's common shares trade on the Toronto Stock Exchange in Canada, under the symbol ”NCU”; and on the Berlin, Frankfurt, Munich, Stuttgart, and XETRA stock exchanges in Europe.

The Company has an unlimited number of common shares without par value authorized.  At 6/30/2007, the end of the Company's most recent fiscal year, there were 35,553,138 common shares issued/outstanding; at 6/10/2008, there were 40,265,071 common shares issued/outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation

The Company was incorporated under the Business Corporations Act (Yukon) on 6/16/1999 under the name “African Venture Corporation”.  The articles of the Company were amended on 7/26/1999 to change the name of the Company to “Astron Resources Corporation”; and were amended on 11/3/2006 to change the name to Nevada Copper Corp.  The Company continued (moved) its incorporation to British Columbia, Canada on 11/16/2006 and adopted new articles.

Historical Corporate Development

Since its incorporation in 1999, the Company incurred costs in carrying out its initial public offering on 3/13/2000, in seeking/evaluating/negotiating potential qualifying transactions, and in meeting the disclosure obligations imposed upon it as a reporting issuer listed for trading on the TSX Venture Exchange.  The Company was classified as a “capital pool company” as defined in the policies of the TSX Venture Exchange and was required to complete a “qualifying transaction” pursuant to the policies of the TSX Venture Exchange within eighteen months of listing.  On 10/2/2002, trading of the Company’s shares were suspended due to failing to complete its qualifying transaction within eighteen months of listing.  Effective 2/18/2004, the Company was transferred from the TSX Venture Exchange to the NEX board of the TSX Venture Exchange and re-instated for trading.  Upon completion of the acquisition of 607792 BC (see below), the Company began trading on Tier 2 of the TSX Venture Exchange, on 8/17/2006.  On 8/16/2007, the Company’s common shares were listed for trading on the Toronto Stock Exchange.

On 6/3/2002 the Company signed a letter of intent with Pak-It Technologies Inc. (“Pak-It”).  The Company agreed to acquire all of the issued and outstanding securities of Pak-It in exchange for 11,850,000 Company common shares.  On 6/16/2004, the Company and Pak-It executed a release and settlement agreement for the release of Pak-It’s obligation under the terms of the Letter of Intent dated 6/3/2002.  As part of the consideration received by the Company for the release, the Company received back its initial deposit advance of $25,000 and 1,125,000 shares of Pak-It.  The Company compensated a consulting firm with 125,000 of the Pak-It shares as a consulting fee in assisting in negotiating and obtaining a positive settlement under the circumstances.  In September 2005, the Company settled a previous claim with the finder of the Pak-It project by agreeing to a cash payment and transferring 100,000 of its Pak-It shares to the finder in return for a full release.  The 900,000 shares of Pak-It currently held by the Company are recorded on the balance sheet as an investment of $1.00.

On 8/30/2004, the Company signed a Letter of Intent with Path Broadband Inc., (“PATH”), a private company, pursuant to which the Company would acquire all of the issued and outstanding securities of PATH (the “Path Shares”) in exchange for Company common shares.  The acquisition of the Path Shares would have represented a “qualifying transaction” in accordance with the policies of the Toronto Venture Exchange.  The proposed transaction was not a “non-arm’s length” transaction as that term was defined in the policies of the TSX Venture Exchange. The terms of the transaction called for the Company to issue 9,400,000 common shares on the closing date to the shareholders of PATH in exchange for all of the PATH Shares.  The Company and PATH planned to complete a private placement financing of $750,000 to fund this transaction.  On 11/11/2004 the Company announced that it had terminated the Letter of Intent.

Pursuant to an Option Agreement dated 12/1/2005, 607792 BC was granted the PHC Option in respect of the Property by RGGS Land & Minerals Ltd. (“RGGS”).  On 5/4/2006, 607792 BC exercised the PHC Option and entered into the Lease Agreement in respect of exploration and development of the Property.  At that time, 607792 BC was a private British Columbia company based in Vancouver, British Columbia.

The Company, 607792 BC, and the Principals of 607792 BC entered into the Share Purchase Agreement on 3/24/2006, as amended on 5/3/2006 and 7/6/2006.  In June 2006, the Share Purchase Agreement was supplemented by the Principal and Non-Principal Purchase Agreements entered into by the Company, 607792 BC, and each of the Principals and other 607792 Shareholders, which contained substantially the same terms as the Share Purchase Agreement.  Pursuant to these Acquisition Agreements, the Company agreed to purchase all of the 607792 Shares in exchange for an aggregate of 21,980,000 Company common shares and Special Warrants and the satisfaction or waiver of certain conditions.

On 8/15/2006, the Company acquired 100% of the issued and outstanding shares of 607792 BC from the shareholders of 607792 BC in exchange for 17,180,000 common shares and 4,800,000 special warrants.  Each special warrant entitled the holder to acquire one common share for no further consideration for a period of ten years; through 6/30/2007 all 4,800,000 Special Warrants had been exercised.  The Company also issued 300,000 common shares to Pacific International Securities Inc. as a finder’s fee in respect of the acquisition of 607792 BC.

During Fiscal 2006, through a combination of acquisitions and claim staking the Company increased its land position comprising the Property from 1,550 acres to over 7,100 acres or 11 square miles. The Property has since been increased to approximately 21 square miles.

On January 4, 2008, 607792 entered into an Assignment and Assumption Agreement with the Company, whereby 607792 transferred all of its rights, title and interests in and to the Lease Agreement and the Property to the Company and the Company assumed the benefits and obligations of 607792 under the Lease Agreement.

Financings

The Company has financed its operations through funds raised public/private placements of common shares, shares issued for property, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2006	Private Placement (1)	5,516,000	$33
	Private Placement (2)	12,214,000	$35,250
	Private Placement (3)	300,000	$3
	Private Placement (4)	1,980,000	$728,299

Fiscal 2007	Acquisition of 607792 BC (5)	17,180,000	nil
	Finder’s Fee for Acquisition (5)	300,000	nil
	Private Placement of Units (6)	5,000,000	$5,000,000
	Private Placement of Units (7)	1,000,000	$1,250,000
	Exercise of Special Warrants (8)	4,800,000	nil
	Private Placement of Units (9)	2,127,658	$5,000,000
	Exercise of Warrants (10)	602,302	$918,675

Fiscal 2008	Exercise of Warrants (10)	1,970,344	$2,912,620
(to June 10, 2008)	Exercise of Options(11)	320,000	$463,000
	Consulting Fees (12)	21,589	$45,000
	Private Placement of Units (13)	2,400,000	$6,480,000

(1)

On December 6, 2005, the Company issued 2,800 (5,516,000 post split) common shares at U.S.$0.01 per share for gross proceeds of $33.

(2)

On December 7, 2005, the Company issued 6,200 (12,214,000 post split) common shares at U.S.$4.84 per share for gross proceeds of $35,250.

(3)

On March 13, 2006, the Company issued 300,000 common shares at $0.00001 per share for gross proceeds of $3.

(4)

On April 10, 2006, the Company closed a non-brokered private placement of 1,840,200 common shares at U.S.$0.34 per share for gross proceeds of $728,299. The Company also issued 139,701 common shares as finder’s fees related to this private placement.

(5)

On August 15, 2006, in a reverse takeover acquisition, all of the outstanding shares of 607792 BC were exchanged for 17,180,000 common shares and 4,800,000 special warrants of the Company. Each special warrant entitles the holder to acquire on common share of the Company for no additional consideration for a period of 10 years from the closing. An aggregate of 14,216,800 of these common shares and the 4,800,000 special warrants were subject to escrow restrictions in accordance with the rules of the TSX Venture Exchange. The Company also issued 300,000 shares to pacific International Securities Inc. as a finder’s fee in respect of the acquisition of 607792 BC.

(6)

This private placement consisted of the sale of 5,000,000 units at a price of $1.00 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.50 per share until August 15, 2008. Pursuant to the terms of this private placement, the Company paid Pacific International Securities Inc. a corporate finance fee of $10,000; a commission of $113,422 in cash and 286,578 units having the same terms as those distributed under the financing, and 400,000 agent’s warrants that are exercisable into 400,000 common shares at an exercise price of $1.05 per share until August 15, 2008. The fair value of these agent’s warrants was $200,950.

(7)

This private placement consisted of the sale of 1,000,000 units at a price of $1.25 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $1.50 per share until July 9, 2008.

(8)

These warrants were associated with the acquisition of 607792 BC as disclosed in (5) above.

(9)

This private placement consisted of the sale of 2,127,658 units at a price of $2.35 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $2.90 per share until May 29, 2009.

(10)

These warrants were associated with an earlier private placement.

(11)

These options were associated with the options granted based on the Company’s option plan.

(12)

These shares were issued to a consultant as fees for financial and advisory services.

(13)

This private placement consisted of the sale of 2,400,000 units at a price of $2.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $3.20 per share until October 30, 2009.  In the event the Company’s common shares trade on the Toronto Stock Exchange at a price of $4.00 or greater for a period of 20 consecutive trading days, notice shall be provided to the Warrant holders advising them of an accelerated Warrant expiry deadline of 30 days from the date of notice. The securities issued in connection with this private placement are subject to a four month hold period which expires September 1, 2008.

Plan Of Operations

Source of Funds for Fiscal 2008 Ending 6/30/2008

The Company’s primary source of funds since incorporation has been through the issuance of equity.  The Company has not had operating revenues and does not anticipate generating revenue during Fiscal 2008.  As of March 31, 2008, the Company had working capital of $2.1 million and since that time, 540,000 warrants and 20,000 stock options have been exercised, raising an additional $848,000. The Company also closed a Private Placement of 2,400,000 shares at $2.70 per share raising gross proceeds of $6,480,000.

Use of Funds for Fiscal 2008 Ending 6/30/2008

During Fiscal 2008, the Company estimates that it might expend approximately $2.5 million on general/administrative and investor relations expenses.  During Fiscal 2008, the Company estimates that it might expend about $8.2 million on property acquisition and property exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has no current plans to add any additional personnel.  Management anticipates that any additional property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company has generated no sales revenue since incorporation.

4.B.  BUSINESS OVERVIEW

The Company is a mineral exploration company.  Its main focus is exploring the Property which is located in western Nevada, USA, covering approximately 21 square miles.  607792 BC, entered into the Lease Agreement for the exploration and development of the Property.  The Company completed an RTO of 607792 BC in August 2006.  Since completion of the RTO, the Company has incurred $5.9 million of exploration expenditures on the Property through Fiscal 2007; and anticipates incurring approximately $5.9 million of additional exploration expenditures on the Property during Fiscal 2008.  Refer to ITEM #4D for a more detailed discussion of the obligations and rights with respect to the Property.

CORPORATE ACTIVITIES

The bulk of the Company’s activities during the last three years has been completing the acquisition of 607792 BC with its Pumpkin Hollow copper property, acquiring additional contiguous property, expending $6,249,532 on property acquisition/ exploration, and completing equity offerings to finance these activities.

Timeline:

a.

June 1999: incorporation;

b.

March 2000: Initial Public Offering

c.

June 2002 to June 2004: Unsuccessful attempt to acquire Pak-It

d.

August 2004 to November 2004: Unsuccessful attempt to acquire PATH

d.

December 2005: Acquisition of Pumpkin Hollow property by 607792 BC

e.

August 2006: Completion of acquisition of 607792 BC and Common Shares began trading on TSX Venture Exchange

f.

August 2006, Private placement of 5,000,000 units, raising $5,000,000

g.

March 2006 to September 2006: Acquisition of additional Pumpkin Hollow acreage

h.

May 2007: Private placement of 2,127,658 units, raising $5,000,000

i.

August 2007: Common Shares began trading on the Toronto Stock Exchange

j.

April 2008: Private placement of 2,400,000 units, raising $6,480,000

Mineral Properties

Pumpkin Hollow Property

Lyon County, Nevada

Copper Exploration

The Property is located in Lyon County, Nevada, approximately eight miles southeast of the town of Yerington, Nevada. The property consists of an approximately 21 square mile land package containing patented and unpatented claims. The Company has a 100% interest in the property subject to a lease agreement which expires in 2016, but may be extended for up to three additional ten year terms.

The property is without a known body of commercial minerals and all proposed programs are an exploratory search for minerals.

Property Location

Property Location Photo

Photo of Pumpkin Hollow Property

Location Map Showing Copper Mineralization

Outline of Patented Claims
(Note: Property extends off the map in all directions)
NORTH ZONE
EAST ZONE
High Grade Underground Copper Deposits
JK-34 ZONE
E-2 ZONE
Copper - Iron Open Pit Deposits
SOUTH ZONE
SOUTHEAST ZONE
N
0ft
2,000ft
3,000ft

Typical Geological Cross Section

Property Ownership Details

One-hundred percent of the Property is located on a contiguous 21 square mile land package consisting of patented, fee title, and unpatented mining claims. Specifically, the copper, gold, silver and iron resource is primarily located within 1390 acres of patented mining claims. RGGS Land & Minerals, LTD., L.P. (RGGS) a limited partnership headquartered in Houston, Texas, is the title holder on all the patented and fee title land. The Company through its predecessor entered into a lease option from RGGS in December, 2005. The Company is a publicly traded company on the Toronto Stock Exchange (“TSX") and doing business under the Business Corporations Act of British Columbia. The Company carries out business at Pumpkin Hollow through its 100 percent owned subsidiary, Nevada Copper Inc., a Nevada corporation. On May 4, 2006, the Company exercised their option to lease the Property from RGGS and entered into the Lease Agreement for the exploration and development of the Property.  The term of the lease is for ten years, renewable for up to three more additional ten-year terms or a total of 40 years.

Upon execution of the Lease, the Company paid a non-recoverable bonus payment to RGGS of US$50,000.  Under the terms of the lease, the Company is required to make the following lease payments:

Due Date	US$
May 4, 2007	75,000	(paid)
May 4, 2008	100,000	(paid)
May 4, 2009	125,000
May 4, 2010	150,000
May 4, 2011	150,000
	600,000

Starting on the sixth anniversary date, RGGS is entitled to advance royalty payments of US$600,000 per year.

Under the terms of the Lease Agreement, the Company is required to incur exploration and development expenditures of at least US$4,000,000 during the first three years and minimum expenditures of at least US$500,000 per year.  In addition, the Company is required to incur similar additional exploration and development expenditures during the fourth through the sixth year.

After the initial ten-year term, the Company must have paid US$3,000,000 in production royalties and minimum royalty payments to RGGS, or must pay the difference between US$3,000,000 and what has been paid, in order to be able to extend the Lease for an additional ten-year term.

After the second ten-year term, the Company can extend the Lease for two additional ten-year terms if it has made US$10,000,000 in production royalties and minimum royalty payments to RGGS in the previous term or if it pays to RGGS the difference between US$10,000,000 and what was actually paid during the previous term.

The base production royalty rate for making the minimum recoverable royalty payments is US$0.70 per ton of crude Taconite Ore and shall be adjusted for each calendar quarter of each year in accordance with the variation in the Iron and Steel Sub-Group Index of the United States Department of Labor, Bureau of Labor Statistics, Producer Price Indexes, provided the minimum rate is never less than US$0.40 per ton of crude Taconite Ore.

The Company must pay RGGS a 5% net production royalty on Product other than copper obtained from the Property and a 4% net production royalty on copper when the copper price is less than US$1.00 per pound, a 5% net production royalty on copper when the copper price is between US$1.00 and US$2.00 per pound and a 6% net production royalty on copper when the price of copper is greater than US$2.00 per pound.

The Company shall pay RGGS US$0.10 per ton of waste and overburden materials from other lands which are wasted on the Property, though the Company may trade waste or overburden from other lands for an equal amount of waste or overburden from the Property which is wasted on other lands and no royalty payment will accrue.

Three months prior to commencing mining operations, the Company must provide RGGS with a standing irrevocable letter of credit in favor of RGGS.  If RGGS withdraws any amounts from the letter of credit to satisfy a monetary obligation, the Company must replace the funds withdrawn within ten days of receiving notice from RGGS that funds have been withdrawn. The letter of credit remains in effect until all obligations of the Company under the Lease have been performed, and RGGS has the right to request a revision upward in the required amount of the letter of credit based upon past and projected production royalties from the Property.

Accessibility, Infrastructure, Climate, Local Resources, and Physiography

Accessibility.  Year-round access to the project area is via US Interstate 80 East from Reno then south along Nevada State Highway 95 to Yerington.  The project is approximately 90 minutes by road from Reno. Paved and gravel road access from Yerington leads directly to the property.  The area is serviced by a spur on the Southern Pacific Railroad.  A natural gas line leads to the Fort Churchill electrical generating plant, approximately twelve miles north of the project site.  A major power line from the Fort Churchill Power Plant crosses the eastern portion of the Pumpkin Hollow claims. Topography is gentle and sufficient flat or gentle-sloping land exists for placement of the facilities, tailings disposal area, and waste rock.

Climate.  The climate is very arid with hot summers and relatively mild winters.  Nearby mining operations have no problem working year-round.  Vegetation in the immediate area of the property, which is located in a dry alluviated valley with low barren hills, is sparse low brush with local grasses suitable for limited cattle grazing.  The agricultural Mason Valley to the west contains numerous alfalfa and onion fields and grazing lands.  These fields are watered by irrigation canals from the nearby east fork of the Walker River and wells.

Water well levels in the area have been dropping in recent years and the local ranchers have expressed interest in any impact to their groundwater which mining might cause.  Little is known about the volume of groundwater that is present on the property, the hydrology of the area, or the status of water rights.

Local Resources.  Yerington (population 6,000), the county seat of Lyon County was the site of major open pit porphyry copper production by the Anaconda Company ("Anaconda") from 1953 until 1978 and heap-leach operations on copper oxide ore, tailings and waste rock by Arimetco International Incorporated ("Arimetco").  Mining infrastructure remains intact and is available including electrical power, railroad lines and plentiful skilled manpower.

Infrastructure.  No infrastructure exists on the project area other than the core storage buildings, a small ranch house, and electricity to the aforementioned buildings.

Environmental Conditions and Permits.  The project area is undeveloped, and other than drill roads, there are no significant environmental issues and/or damage.  In addition, the property is contained in a “mining friendly” state, and the Company sees no reasons why the project could not be permitted and developed assuming future work demonstrates economic viability.  In order to complete planned exploration, the Company will need to obtain drilling permits for the exploration drill holes and post a reclamation bond for the repair of any associated disturbance.  The Company sees no reason that these permits would not continue to be issued in a timely manner and believes that the work program proposed is both reasonable and doable.

Claims.  The patented claim block and fee lands contain some 69 claims totaling 1,390 acres and the fee land contains some 160 acres. In addition, there are approximately 12,680 acres of unpatented US mineral claims. Total acreage controlled by the Company is approximately 14,230 acres.

List of May 2006 Patented/Fee Claims

The Fee Land and Patented lode mining claims situated in the following: Sections 2,3,4,5,9,10,11, T12N, R26E and Section 35 T13N, R26E, (MDB&M Meridian), Lyon County, Nevada:

___________________________________________________________________________

Patent 27-82-0003	Patent 27-82-0004	Patent 27-82-0005	Patent 27-82-0037	Biedebach Fee
161.037 Acres	242.391 Acres	401.203 Acres	585.308 Acres	159.57 Acres
Tax Parcel #01217105	Tax Parcel #01217108	Tax Parcel #01217107	Tax Parcel #01217106	Tax Parcel #01217104
Tax Roll #23554	Tax Roll #23557	Tax Roll #23556	Tax Roll #23555	Tax Roll #22015

Patent Claim	Patent Claim	Patent Claim	Patent Claim	61 East Pursell Lane
Lyon 1	Lyon 60	Lyon 6	Lyon 16
Lyon 2	Lyon 62	Lyon 7	Lyon 17
Lyon 3	Lyon 65	Lyon 8	Lyon 20
Lyon 4	Lyon 67	Lyon 11	Lyon 21
Lyon 15	Lyon 79	Lyon 12	Lyon 34
Lyon 18	Lyon 80	Lyon 13	Lyon 35
Lyon 19	Lyon 82	Lyon 24	Lyon 38
Lyon 93	Lyon 94	Lyon 25	Lyon 52
TOTAL 8	Lyon 95	Lyon 26	Lyon 53
	Lyon 99	Lyon 30	Lyon 56
	Lyon 110	Lyon 31	Lyon 57
	TOTAL 12	Lyon 42	Lyon 70
		Lyon 43	Lyon 71
		Lyon 44	Lyon 72
		Lyon 47	Lyon 73
		Lyon 48	Lyon 74
		Lyon 61	Lyon 75
		Lyon 135	Lyon 85
		Lyon 136	Lyon 86
		TOTAL 20	Lyon 87
Lyon 88
Lyon 89
Lyon 90
Lyon 91
Lyon 92
Lyon 101
Lyon 102
Lyon 145
Lyon 146
TOTAL 29

NEVADA COPPER INC.

Unpatented Federal Mining Lode Claims

Effective: February, 2008

The following unpatented lode mining claims situated in the following

Sections 1,2,3,4,5,9,10,11,&12, T12N, R26E and Sections 32,33,34,35, & 36 T13N, R26E

(MDB&M Meridian), Lyon County, Nevada:

All the following unpatented claims are in good standing

and are valid through September 1, 2008.

All claims are approximately 1500 feet long by 600 feet wide totaling approximately 20 acres each.

CLAIM

BLM/NMC #

LYON CO. RECORDATION #

BZC

1

911559

368076

BZC

2

911560

368077

BZC

3

917112

372675

BZC

4

917113

372676

BZC

5

911561

368078

BZC

6

917132

372688

BZC

7

917115

372678

BZC

8

917133

372689

BZC

9

917134

372690

BZC

10

917135

372691

BZC

15

917127

372693

BZC

16

917128

372694

BZC

17

917129

372695

BZC

18

917130

372696

BZC

19

917131

372697

BZC

20

911562

368079

BZC

21

911563

368080

BZC

22

911564

368081

BZC

23

917115

372678

BZC

24

917124

372699

BZC

25

917125

372700

BZC

26

917126

372701

BZC

27

917116

372679

BZC

28

917117

372680

BZC

29

917118

372681

BZC

30

917119

372682

BZC

31

917120

372683

BZC

32

917121

372684

BZC

33

917122

372685

BZC

34

917123

372686

P

1

933085

389033

P

2

933086

389034

P

3

933087

389035

P

4

933088

389036

P

5

933089

389037

P

6

933090

389038

P

7

933091

389039

P

8

933092

389040

P

9

933093

389041

P

10

933094

389042

P

11

933095

389043

P

12

933096

389044

P

13

933097

389045

P

14

933098

389046

P

15

933099

389047

P

16

933100

389048

P

17

933101

389049

P

18

933102

389050

P

19

933103

389051

P

20

933104

389052

P

21

933105

389053

P

22

933106

389054

P

23

933107

389055

P

24

933108

389056

P

25

933109

389057

P

26

933110

389058

P

27

933111

389059

P

28

933112

389060

P

29

933113

389061

P

30

933114

389062

P

31

933115

389063

P

32

933116

389064

P

33

933117

389065

P

34

933118

389066

P

35

933119

389067

P

36

933120

389068

P

37

933121

389069

P

38

933122

389070

P

39

933123

389071

P

40

933124

389072

P

41

933125

389073

P

42

933126

389074

P

43

933127

389075

P

44

933128

389076

P

45

933129

389077

P

46

933130

389078

P

47

933131

389079

P

48

933132

389080

P

49

933133

389081

P

50

933134

389082

P

51

933135

389083

PMK

32

920397

375084

PMK

33

920398

375085

PMK

34

920399

375086

PMK

35

920400

375087

PMK

36

924343

380184

PMK

37

924344

380185

PMK

38

924345

380186

PMK

39

924346

380187

PMK

40

924347

380188

PMK

41

924348

380189

PMK

42

924349

380190

PMK

43

924350

380191

PMK

44

924351

380235

PMK

45

924352

380236

PMK

46

924353

380237

PMK

47

924354

380238

PMK

48

924355

380239

PMK

49

924356

380240

PMK

50

924357

380241

PMK

51

924358

380242

PMK

52

924359

380243

PMK

53

924360

380244

PMK

54

924361

380245

PMK

55

924362

380246

PMK

56

924363

380247

PMK

57

924364

380248

PMK

58

924365

380249

PMK

59

924366

380250

PMK

60

924367

380251

PMK

61

924368

380252

PMK

62

924369

380253

PMK

63

924370

380254

PMK

64

924371

380255

PMK

65

924372

380256

PMK

66

924373

380257

PMK

67

924374

380258

PMK

68

924375

380259

PMK

69

924376

380260

PMK

70

924377

380261

PMK

71

924378

380262

PMK

72

924379

380263

PMK

73

924380

380264

PMK

74

924381

380265

PMK

75

924382

380266

PMK

76

924383

380267

PMK

77

924384

380268

PMK

78

924385

380269

PMK

79

924386

380270

PMK

80

924387

380271

PMK

81

924388

380272

PMK

82

924389

380273

PMK

83

924390

380274

PMK

84

924391

380275

PMK

85

924392

380276

PMK

86

924393

380277

PMK

87

924394

380278

PMK

88

924395

380279

PMK

89

924396

380280

PMK

90

924397

380281

PMK

91

924398

380282

PMK

92

924399

380283

PMK

93

924400

380284

PMK

94

924401

380285

PMK

95

924402

380286

PMK

96

924403

380287

PMK

97

924404

380288

PMK

98

924405

380289

PMK

99

924406

380290

PMK

100

924407

380291

PMK

101

924408

380292

PMK

102

924409

380293

PMK

103

924410

380294

PMK

104

924411

380295

PMK

105

924412

380213

PMK

106

924413

380214

PMK

107

924414

380215

PMK

108

924415

380216

PMK

109

924416

380217

PMK

110

924417

380218

PMK

111

924418

380219

PMK

112

924419

380220

PMK

113

924420

380221

PMK

114

924421

380222

PMK

115

924422

380223

PMK

116

924423

380224

PMK

117

924424

380225

PMK

118

924425

380226

PMK

119

924426

380227

PMK

120

924427

380228

PMK

121

924428

380229

PMK

123

924429

380230

PMK

125

924430

380231

PMK

127

924431

380232

PMK

129

924432

380233

PMK

131

924433

380195

PMK

132

924434

380196

PMK

133

924435

380197

PMK

134

924436

380198

PMK

135

924437

380199

PMK

137

924438

380200

PMK

139

924440

380202

PMK

140

924441

380203

PMK

141

924442

380204

PMK

142

924443

380205

PMK

143

924444

380206

PMK

148

923242

379038

PMK

149

923243

379039

PMK

150

923244

379040

PMK

151

923245

379041

PMK

152

923246

379042

PMK

153

923247

379043

PMK

154

923248

379044

PMK

155

923249

379045

PMK

156

924445

380296

PMK

157

924446

380297

PMK

158

924447

380298

PMK

159

924448

380299

PMK

160

924449

380192

PMK

161

924450

380193

PMK

162

924451

380207

PMK

166

924455

380211

PMK

210

933054

389119

PMK

211

933055

389120

PMK

212

933056

389121

PMK

213

933057

389122

PMK

214

933058

389123

PMK

215

933059

389124

PMK

216

933060

389125

PMK

217

933061

389126

PMK

218

933062

389127

PMK

219

933063

389128

PMK

220

933064

389129

PMK

221

933065

389130

PMK

222

933066

389131

PMK

223

933067

389132

PMK

224

933068

389133

PMK

225

933069

389134

PMK

226

933070

389135

PMK

227

933071

389136

PMK

228

933072

389137

PMK

229

933073

389138

PMK

230

933074

389139

PMK

231

933075

389140

PMK

232

933076

389141

PMK

233

933077

389142

PMK

234

933078

389143

PMK

235

933079

389144

PMK

236

933080

389145

PMK

237

933081

389146

PMK

238

933082

389147

PMK

239

933083

389148

PMK

240

933084

389149

PMK

241

935733

PMK

242

935734

PMK

243

935735

PMK

244

935736

PMK

245

935737

PMK

246

935738

PMK

247

935739

PMK

248

935740

PMK

249

935741

PMK

250

935742

PMK

251

935743

PMK

252

935744

PMK

253

935745

PMK

254

935746

PMK

255

935747

PMK

256

935748

PMK

257

935749

PMK

258

935750

PMK

259

935751

PMK

260

935752

PMK

261

935753

PMK

262

935754

PMK

263

935755

PMK

264

935718

PMK

265

935719

PMK

266

935720

PMK

267

935721

PMK

268

935722

PMK

269

935723

PMK

270

935724

PMK

271

935725

PMK

272

935726

PMK

273

935727

PMK

274

935728

PMK

275

935729

PMK

276

935730

PMK

277

935731

PMK

278

935732

PMK

279

956444

PMK

280

956445

PMK

281

956446

PMK

282

956447

PMK

283

956448

PMK

284

956449

PMK

285

956450

PMK

286

956451

PMK

287

956452

PMK

288

956453

PMK

289

956454

PMK

290

956455

PMK

291

956456

PMK

292

956457

PMK

293

956458

PMK

294

956459

PMK

295

956460

PMK

296

956461

PMK

297

956462

PMK

298

956463

PMK

299

956464

PMK

300

956465

PMK

301

956466

PMK

302

956467

PMK

303

956468

PMK

304

956469

PMK

305

956470

PMK

306

956471

PMK

307

956472

PMK

308

961782

PMK

309

961783

PMK

310

961784

PMK

311

961785

PMK

312

961786

PMK

313

961787

PMK

314

961788

PMK

315

961789

PMK

316

961790

PMK

317

961791

PMK

318

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PMK

319

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PMK

320

961794

PMK

321

961795

PMK

322

961796

PMK

323

961797

PMK

324

981777

PMK

325

981778

PMK

326

981779

PMK

327

981780

PMK

328

981781

PMK

329

981782

PMK

330

981783

PMK

331

981784

PMK

332

981785

PMK

333

981786

PMK

334

981787

PMK

335

981788

PMK

336

981789

PMK

337

981790

PMK

338

981791

PMK

339

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PMK

340

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PMK

341

981794

PMK

342

981795

PMK

343

981796

PMK

344

981797

PMK

345

981798

PMK

346

981799

PMK

347

981800

PMK

348

981801

PMK

349

981802

PMK

350

981803

PMK

351

981804

PMK

352

981805

PMK

353

981806

PMK

354

981807

PMK

355

981808

PMK

356

981809

PMK

357

981810

PMK

358

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PMK

359

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PMK

360

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PMK

361

981814

PMK

362

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PMK

363

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PMK

364

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PMK

365

981818

PMK

366

981819

PMK

367

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PMK

368

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PMK

369

981822

PMK

370

981823

PMK

371

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PMK

372

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PMK

373

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PMK

374

981827

PMK

375

981828

PMK

376

981829

PMK

377

981830

PMK

378

981831

PMK

379

981832

PMK

380

981833

PMK

381

981834

PMK

382

981835

PMK

383

981836

PMK

384

981837

PMK

385

981838

PMK

386

981839

PMK

387

981840

PMK

388

981841

PMK

389

981842

PMK

390

981843

PMK

391

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PMK

392

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PMK

393

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PMK

394

981847

PMK

395

981848

PMK

396

981849

PMK

397

981850

PMK

398

981851

PMK

399

981852

PMK

400

981853

PMK

401

981854

PMK

402

981855

PMK

403

981856

PMK

404

981857

PMK

405

981858

PMK

406

981859

PMK

407

981860

PMK

408

981861

PMK

409

981862

PMK

410

981863

PMK

411

981864

PMK

412

981865

PMK

413

981866

PMK

414

981867

PMK

415

981868

PMK

416

981869

PMK

417

981870

PMK

418

981871

PMK

419

981872

PMK

420

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PMK

421

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PMK

422

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PMK

423

981876

PMK

424

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PMK

425

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PMK

426

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PMK

427

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PMK

428

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PMK

429

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PMK

430

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PMK

431

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PMK

432

981885

PMK

433

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PMK

434

981887

PMK

435

981888

PMK

436

981889

PMK

437

981890

PMK

438

981891

PMK

439

981892

PMK

440

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PMK

441

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PMK

442

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PMK

443

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PMK

444

981897

PMK

445

981898

PMK

446

981899

PMK

447

981900

PMK

448

981901

PMK

449

981902

PMK

450

981903

PMK

451

981904

PMK

452

981905

PMK

453

981906

PMK

454

981907

PMK

455

981908

PMK

456

981909

PMK

457

981910

PMK

458

981911

PMK

459

981912

PMK

460

981913

PMK

461

981914

PMK

462

981915

PMK

463

981916

PMK

464

981917

PMK

465

981918

PMK

466

981919

PMK

467

981920

PMK

468

981921

PMK

469

981922

PMK

470

981923

PMK

471

981924

PMK

472

981925

PMK

473

981926

PMK

474

981927

PMK

475

981928

PMK

476

981929

PMK

477

981930

PMK

478

981931

PMK

479

981932

PMK

480

981933

PMK

481

981934

PMK

482

981935

PMK

483

981936

PMK

484

981937

PMK

485

981938

PMK

486

981939

PMK

487

981940

PMK

488

981941

PMK

489

981942

PMK

490

981943

PMK

491

981944

PMK

492

981945

PMK

493

981946

PMK

494

981947

PMK

495

981948

PMK

496

981949

PMK

497

981950

PMK

498

981951

PMK

499

981952

PMK

500

981953

PMK

501

981954

PMK

502

981955

PMK

503

981956

PMK

504

981957

PMK

505

981958

PMK

506

981959

PMK

507

981960

PMK

508

981961

PMK

509

981962

PMK

510

981963

PMK

511

981964

PMK

512

981965

PMK

513

981966

PMK

514

981967

PMK

515

981968

PMK

516

981969

PMK

517

981970

PMK

518

981971

PMK

519

981972

PMK

520

981973

PMK

521

981974

PMK

522

981975

PMK

523

981976

PMK

524

981977

PMK

525

981978

PMK

526

981979

PMK

527

981980

PMK

528

981981

PMK

529

981982

PMK

530

981983

PMK

531

981984

PMK

532

981985

PMK

533

981986

PMK

534

981987

PMK

535

981988

PMK

536

981989

PMK

537

981990

PMK

538

981991

PMK

539

981992

PMK

540

981993

PMK

541

981994

PMK

542

981995

PMK

543

981996

PMK

544

981997

PMK

545

981998

PMK

546

981999

PMK

547

982000

PMK

548

982001

PMK

549

982002

PMK

550

982003

PMK

551

982004

PMK

552

982005

PMK

553

982006

PMK

554

982007

PMK

555

982008

PMK

556

982009

PMK

557

982010

PMK

558

982011

PMK

559

982012

PMK

560

982013

PMK

561

982014

PMK

562

982015

PMK

563

982016

PMK

564

982017

PMK

565

982018

PMK

566

982019

PMK

567

982020

PMK

568

982021

PMK

569

982022

PMK

570

982023

PMK

571

982024

PMK

572

982025

PMK

573

982026

PMK

574

982027

PMK

575

982028

PMK

576

982029

PMK

577

982030

PMK

578

982031

PMK

579

982032

PMK

580

982033

PMK

581

982034

PMK

582

982035

PMK

583

982036

PMK

584

982037

PMK

585

982038

PMK

586

982039

PMK

587

982040

PMK

588

982041

PMK

589

982042

PMK

590

982043

PMK

591

982044

PMK

592

982045

PMK

593

982046

PMK

594

982047

PMK

595

982048

PMK

596

982049

PMK

597

982050

PMK

598

982051

PMK

599

982052

PMK

600

982053

PMK

601

982054

PMK

602

982055

PMK

603

982056

PMK

604

982057

PMK

605

982058

PMK

606

982059

BJ

1

953951

BJ

2

953952

BJ

3

953953

BJ

4

953954

BJ

5

953955

BJ

6

953956

BJ

7

953957

BJ

8

953958

REGIONAL AND PROPERTY GEOLOGY

The Property is located within the western Great Basin on the east side of the Sierra Nevada mountain range within the Walker Lane mineralized belt. The property lies in a basin between the Singatse Range and the Wassuk Range. The Yerington district is underlain by a sequence of Mesozoic meta-volcanic and sedimentary rocks which have been intruded and mineralized by the Jurassic-age Yerington batholith. The Mesozoic rocks are overlain by a thick sequence of Tertiary volcanic and sedimentary lithologies. All units tilt steeply to the west and displaced into numerous blocks by easterly dipping listric normal faults.

Copper and iron mineralization occurs on the property in large areas of skarn formations, with or without accompanying gold and silver mineralization. The large copper skarns are generally associated with altered and mineralized porphyry copper stocks. Five deposits of copper-magnetite skarn mineralization has been discovered on the property. The deposits, or zones, are known as the North, South, Southeast, East, and E02 deposits.

The North Deposit lies 1,500 north of the South Deposit and has a 3,300-foot strike length, with true widths of 200 to 900 feet, and down dip extent of 1,500 feet. The South Deposit was the first discovery on the project claims, and is roughly tabular, measuring 2,800 feet along strike and 2,000 feet down-dip. The top of the South Deposit lies some 250 to 450 feet below the present surface. The Southeast Deposit is located 2,000 feet southeast of the South Deposit. It strikes northeast and dips steeply northwest with a strike length of 1,500 feet. Geologic similarities between the South and Southeast Deposits suggest that the Southeast Deposit may be the upper portion of the South Deposit that has been displaced along the lower listric fault. The East Deposit lies 7,000 feet east of the North Deposit and measures approximately 1,800 feet by 900 feet, and consists of flat-lying to gently dipping stacked mineralized zones at depths of 1,500 to 2,200 feet. The top of the East Deposit appears to have been displaced to the east. The E-2 Deposit is a steeply northwest-dipping lens which has been explored along 1,200 of strike length, is 40 to 120 feet thick, and is locally continuous for at least 1,600 feet down-dip. The main portion of the East Deposit mineralization starts approximately 800 feet below the present surface and extends below 2,400 below surface.

EXPLORATION ACTIVITIES

Exploration History

General History

Early exploration activity in the Yerington district dates back to 1865 when attempts were made to work the oxidized copper ore at the Ludwig mine. Prior to 1907 operations throughout the district were intermittent and never attained much importance, and the area did not yield much copper until after 1912.  The most important of the early activities appears to have been the mining of "bluestone" from the Bluestone mine, approximately five miles west of Yerington, to supply the reduction works at Virginia City. The Yerington Mine, also know as the Anaconda Mine, operated from 1918 until 1978, where mineralization was primarily contained in a porphyry system of granodiorite and quartz-monzonite. The Minnesota Mine (northwest of Yerington) that originally mined copper in the early 1920s began sizeable production of skarn magnetite iron ore in 1952.

The original discovery of the copper-magnetite deposits on the Property were a result of a regional airborne magnetic survey conducted by US Steel Corporation (USX) in 1959-1960. USX was searching for iron ore deposits to supply its iron pellet plant. Initial drilling in 1960 of discovery hole L-1 was collared on a classic magnetic high of what is now known as the South Deposit. Initially the Property deposits were evaluated for their iron content by USX and later for their large bulk mineable copper potential.

Substantial exploration activity has been carried out on the Property claims and surrounding areas since the initial USX discovery.  Prior to the Company’s acquisition of the project, approximately 430 drill holes were completed totaling 594,652 feet by five other companies  Although numerous geophysical and geochemical techniques have been attempted over time, the close association of copper mineralization with magnetite has highlighted magnetic exploration programs as the favored method and, due to depth of mineralization, drilling remains the only test.

Only recently has any attempt been made to evaluate the deposits as lower tonnage but higher grade, underground copper operations with substantial precious metal and magnetite co-products.

The following table briefly lists the most important aspects of the exploration drilling history of the Property as of January, 2008:

COMPANY	PERIOD	No. of Drill Holes	Total Feet Drilled
US Steel (USX)	1960-1975	282	392,135
Anaconda Copper	1975-1977	96	143,905
CONOCO	1981	13	27,107
Plexus Resources	1985-1987	2	3,006
Cyprus Exploration	1989-1993	23	20,986
International Taurus	1998-1999	8	7,513
TOTAL	1960-1999	424	594,652

Nevada Copper	2006 – 2007	39	62,994

Exploration Conducted by the Company

Fiscal 2006 Exploration

The Company embarked on a program, during Fiscal 2006, to validate and synthesize the electronic assay and geologic database pertaining to the Pumpkin Ridge Property.  The database was then utilized for creating geologic models of the mineralized zones and generation of a National Instrument 43-101 compliant resource estimate for the entire property. The estimate was based on all drill hole and geological data collected up through the year 1999. At a 0.2 percent copper cutoff grade, the measured and indicated copper resource was 2.7 billion pounds of copper, contained in 312 million tons grading 0.44 percent copper and 12.3 percent iron. An additional inferred copper resource of 3.4 billion pounds of copper was contained in 454 million tons grading 0.37 percent copper and 8.2 percent iron.

The Company also increased the size of the land package at the Property through the staking and filing of unpatented mineral claims, bringing the total contiguous area to 7,100 acres. Management believed several opportunities for resource expansion within the Company’s extensive land package have been identified and require systematic testing.  These include:

a.

Significant potential between the high grade East and E-2 deposits in areas of apparent continuity that have not been drill tested;

b.

Areas between the North and Northwest, and the North and South deposits have not been thoroughly drill tested. The potential to expand the North deposit exists in both directions, potentially connecting the North and South deposits into one. Also, the northwest flank of the South deposit contains an untested magnetic high; and

c.

The northwest flank of the Southeast deposit possesses the possibility of hosting a copper-rich zone of mineralization similar to the hanging wall zone of the South deposit; and,

d.

Several significantly anomalous surface gold occurrences to the south and west will be drill tested.

2007 Exploration Program

Subsequently, Nevada Copper Corp commencing in October 2006, developed and implemented a 62,000-foot in-fill and step-out drilling program with the objective of moving a significant amount of the inferred resource into the measured and indicated category, along with adding to the base resource at the Property. In addition Nevada Copper Corp. initiated a program to assay and re-assay select historic core and drill rejects for copper, gold, silver and molybdenum. Traditionally previous operators had not always assayed for gold, silver and molybdenum, and for whatever bias, some core with visible chalcopyrite had not been assayed, even though it was within the limits of projected mining boundaries. The Company program completed in October, 2007 and formed the data basis for a NI 43-101 updated resource estimate described below.

Concurrent with the resource delineation drilling program, metallurgical, geotechnical, hydrological, and environmental baseline data was processed.  The 2007 drilling program was considered successful in achieving its objectives and supported an updated resource estimate contained in a Canadian National Instrument 43-101 report prepared by independent consultant Tetra Tech MM, Inc. of Golden, Colorado, which was announced in December 2007.

Copper and iron resources were increased materially in the December, 2007 updated resource estimate while adding gold and silver to the overall resource.

The new resource estimate has increased in all categories by 1.8 billion pounds of copper (28%) to 7.9 billon pounds from the June 2006 NI 43-101 compliant resource of 6.1 billion pounds with the following highlights:

●

Measured and Indicated (“M&I”) copper average grade increased by 31% to 0.58% copper (0.20% cutoff) with the resource increasing by 44% to 4 billion pounds of copper;

●

Inferred copper average copper grade increased 19% to 0.45% copper (0.20% cutoff) with the resource increasing by 15% to 3.9 billion pounds of copper;

●

Addition of 1.3 million ounces of gold and 57 million ounces of silver to the overall resource; and

●

The North and South deposits now contain M&I resource of 53 million tons of iron and Inferred resource of 91 million tons of iron for a total of 144 million tons of iron, an increase of 92%.

Detailed results are as follows:

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This section uses the term "Measured Resources" and “Indicated Resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. US investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

The Property

Total Copper Resources by Deposit and by Class

MEASURED RESOURCES
CUTOFF GRADE % COPPER	TONS (000)	AVERAGE GRADE % COPPER	AVG. GOLD GRADE (OZ/TON)	AVG SILVER GRADE (OZ/TON)	AVERAGE GRADE % IRON

0.20 >	52,787	0.698	0.0021	0.0835	17.56
0.30 >	38,052	0.875	0.0026	0.0942	16.93
0.40 >	29,769	1.022	0.0030	0.1023	16.81
0.50 >	23,470	1.176	0.0033	0.1099	16.72
0.75 >	14,271	1,543	0.0042	0.1259	16.59
1.00 >	9,374	1,897	0.0051	0.1394	17.75
2.00 >	3,073	2.992	0.0074	0.1745	19.47
3.00 >	1,200	3,908	0.0093	0.1982	19.906

INDICATED RESOURCES
CUTOFF GRADE % COPPER	TONS (000)	AVERAGE GRADE % COPPER	AVG. GOLD GRADE (OZ/TON)	AVG SILVER GRADE (OZ/TON)	AVERAGE GRADE % IRON

0.20 >	289,948	0.557	0.0018	0.0767	15,32
0.30 >	189,416	0.725	0.0022	0.0876	14.78
0.40 >	138,703	0.863	0.0026	0.0956	14.47
0.50 >	102,851	1.008	0.0030	0.1032	14.03
0.75 >	53,687	1.375	0.0038	0.1197	13.50
1.00 >	31,807	1.727	0.0047	0.1339	14.26
2.00 >	7,918	2.937	0.0073	0.1729	15.27
3.00 >	2,857	3.904	0.0093	0.1979	16.12

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This section uses the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. US investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically mineable, or will be upgraded into measured or indicated mineral resources.

INFERRED RESOURCES
CUTOFF GRADE % COPPER	TONS (000)	AVERAGE GRADE % COPPER	AVG. GOLD GRADE (OZ/TON)	AVG SILVER GRADE (OZ/TON)	AVERAGE GRADE % IRON

0.20 >	438,164	0.446	0.0015	0.0070	10.23
0.30 >	231,079	0.630	0.0020	0.0831	10.93
0.40 >	150,985	0.784	0.0024	0.0922	10.84
0.50 >	109,139	0.914	0.0027	0.0992	10.32
0.75 >	47,710	1,312	0.0037	0.1184	10.72
1.00 >	28,581	1.609	0.0044	0.1304	11.09
2.00 >	4,614	2,780	0.0070	0.1468	19.13
3.00 >	1,260	3.756	0.0089	0.1944	17.24

The Property

Classified Iron Resources for North and South Deposits, by Iron Cutoff

MEASURED
CUTOFF RANGE % IRON	TONS (000)	AVERAGE GRADE % IRON	AVERAGE GRADE % COPPER	AVG. GOLD GRADE (OZ/TON)	AVG. SILVER GRADE (OOO OZ)

0.10 >	23,890	28.95	0.296	0.0010	0.0549
0.20 >	15,832	36.29	0.302	0.0011	0.0569
0.30 >	10,331	42.36	0.311	0.0011	0.0570
0.40 >	5,888	48.05	0.281	0.0010	0.0560
0.50 >	2,219	53.65	0.260	0.0010	0.0540

INDICATED
CUTOFF RANGE % IRON	TONS (000)	AVERAGE GRADE % IRON	AVERAGE GRADE % COPPER	AVG. GOLD GRADE (OZ/TON)	AVG. SILVER GRADE (OOO OZ)

0.10 >	167,118	27.67	0.296	0.0010	0.0535
0.20 >	103,923	35.81	0.302	0.0011	0.0569
0.30 >	65,904	42.15	0.311	0.0011	0.0570
0.40 >	36,855	47.94	0.281	0.0010	0.0560
0.50 >	13,342	53.69	0.260	0.0009	0.0530

INFERRED
CUTOFF RANGE % IRON	TONS (000)	AVERAGE GRADE % IRON	AVERAGE GRADE % COPPER	AVG. GOLD GRADE (OZ/TON)	AVG. SILVER GRADE (OOO OZ)

0.10 >	465,337	19.63	0.227	0.0008	0.0452
0.20 >	135,144	34.11	0.366	0.0012	0.0573
0.30 >	74,474	42.09	0.440	0.0014	0.0618
0.40 >	44,944	46.83	0.396	0.0013	0.0573
0.50 >	11,989	53.41	0.551	0.0017	0.0719

The resource estimates include all 5 defined deposits on the property. The geologic models were constructed by digitizing cross sections through each of the respective deposits, creating three-dimensional solids of the digitized geologic units and intersecting them with the block model. In addition, mineralized domains were super-imposed on the three dimensional block model by intersecting the wire-frames with the block model in order to create a detailed representation of both the geology and mineralization of each deposit. The blocks that fell inside each of the models were coded with the appropriate geologic and mineralized codes, which were then utilized in the grade estimation. For the areas outside of the known geology as defined by the cross sections and drill hole data, a default code was applied. The rock model was then assigned a tonnage factor based on individual lithologic units. The exception to this was the blocks that contained significant amounts of iron. For these blocks, the bulk density was determined according to a formula devised by US Steel. The estimated copper, gold, silver, and iron resources were classified into measured, indicated and inferred categories. The gold and silver resources reported are those resources that report with the copper according to the copper cutoff and classification criteria. Iron resources have their own classification criteria.

The Property is under the supervision of Gregory French, Project Manager for the Company (refer to ITEM #6), CPG #10708, a Qualified Person as defined in Canadian National Instrument 43-101, who is responsible for the preparation of the technical information in this Registration Statement.  All assaying and whole rock geochemistry is processed at the American Assay Laboratories (AAL) in Reno, Nevada.  Samples are delivered from the project core logging facility to AAL by Nevada Copper or AAL personnel.  A Quality Assurance and Quality Control Assay Protocol have been implemented whereby blanks and standards are inserted into the assay stream and check samples are sent to Chemex-Reno and Inspectorate-Reno laboratories.

Preliminary Economic Assessment – March 2008

Concurrent with completion of  the updated resource estimate in 2007, the Company commissioned Tetra Tech MM, Inc. (TT) to complete a NI 43-101 compliant Preliminary Economic Assessment (PEA) of the Property based on the December 2007 resource estimate combined with bench scale metallurgical test work, comprehensive geotechnical, hydrological, and environmental studies also completed in 2007. Open pit and underground mining plans have been developed for four operating cases that produce copper, gold and silver, both with and without iron production. Capital and operating costs were estimated in fourth quarter 2007 US dollars. Positive cash flow analyses suggest that the property has excellent development potential as individual surface and underground mines, or as a combined surface and underground operation. Economics for both surface and underground could be further improved in several areas including  higher metal grades, higher production rates,  lower ore-waste ratios, longer mine life, all which are possible because the size and tenor of the deposits are still being defined.

Potentially Mineable Resources.  At this stage, there are no mineral reserves at the Property as defined by CIM; however, for the PEA, Measured (M), Indicated (I), and Inferred (I) resources were used to develop an estimate of the project’s potentially mineable resources.

Open pit extraction methods were applied to the North and South deposits, while underground extraction methods were applied to the East and E-2 deposits. This PEA examines the viability of a variety of operating scenarios involving different combinations of open pit and underground mines producing combinations of copper, gold, silver, and iron.

The Whittle algorithm was employed to determine economic pit shells targeting the North and South deposits.  The pit shells around each deposit do not merge, but create a saddle between them. A series of pit shells was created based on various copper prices. Upon analysis of these shells the $1.50, $1.75, and the $2.50 per pound copper prices were selected for use in phasing and production scheduling. TABLE 1-1 details the input parameters used to generate the pit shells.  Iron resources were not used as part of the pit shell generation. Copper cutoff grade was calculated at 0.16 percent Cu. Some of the input parameters have changed since the initial pit shell generation.  During the next phase of work on the project the pit shells should be re-generated and re-evaluated with new production rates and costs to determine if project economics can be improved.

Table 1-1

Whittle and Floating Cone Parameters

Nevada Copper Corp. – The Property
March 2008

Parameter	Units	Value
Average Pit Slopes	Degrees	45 to 55 depending on rock type
Copper Price	$US/lb Cu	2.50
Copper Recovery (Mill)%		89
Gold Price	$US/oz Au	550
Gold Recovery (Mill)%		65
Silver Price	$US/oz Ag	10
Silver Recovery (Mill)%		67
Mining Cost	$US/ton mined	1.2
Processing Cost	$US/ton milled	5.56
Freight, Smelting & Refining	$US/lb Cu	0.53
General & Administrative Costs	$US/ton milled	0.25
Environmental & Regulatory Costs	$US/ton milled	0.10

The $2.50 per pound copper pit shell served as the basis for the ultimate pit designs. Pit slope inter-ramp angles vary between 45 degrees and 55 degrees depending on the rock unit in the wall rock. TABLE 1-2 summarizes the rock unit/inter-ramp angle relationship developed by Golder Associates. The ultimate pit was designed on 40-foot benches double-benched with 40-foot wide catch benches in the 45-degree section of the pit and 15-foot wide catch benches in the 55-degree section of the pit. Haul roads were designed at 120 feet wide and ten percent gradient.

Table 1-2:

Inter-ramp Slope Angles per Golder Associates

Nevada Copper Corp. – The Property

March 2008

Geotechnical Rock Unit	Design Inter-Ramp Slope (degrees)
Quaternary Alluvium	45
Tertiary Volcanics - Upper 100 feet	45
Tertiary Volcanics, North Pit Deeper than 100 feet	50
Tertiary Volcanics, South Pit Deeper than 100 feet	55
Basement Mesozoic Rocks	55

TABLE 1-3 and 1-4 show the classification of potentially mineable resources by open pit mining methods in the North and South Pits. It is important to note that the resources in the North Pit are classified based on copper mineralization while the resources in the South Pit are classified based on iron mineralization.

Table 1-3:

Classification of Potentially Mineable Resources - North Pit

Nevada Copper Corp. - The Property
March 2008

	Copper Only		Copper with Iron			Iron Only		Waste	Stripping Ratio
	(ktons)	(% Cu)	(ktons)	(% Cu)	(% Fe)	(ktons)	(% Fe)	(ktons)	W:O (inc. Iron)
Measured and Indicated	116,000	0.56	7,000	0.54	22.0	2,000	21.7
Inferred	159,000	0.42	6,000	0.48	22.0	8,000	22.7
TOTAL	276,000	0.48	14,000	0.51	22.0	10,000	22.5	876,000	2.9

Contained Metal (lb Cu x 1000)	2,649,600,000		142,800,000

Note: Based on designed ultimate pit.

Table 1-4:

Classification of Potentially Mineable Resources - South Pit

Nevada Copper Corp. - The Property
March 2008

	Copper Only		Copper with Iron			Iron Only		Waste	Stripping Ratio
	(ktons)	(% Cu)	(ktons)	(% Cu)	(% Fe)	(ktons)	(% Fe)	(ktons)	W:O (inc. Iron)
Measured and Indicated	14,000	0.35	73,000	0.44	31.9	26,000	33.0
Inferred	22,000	0.35	34,000	0.54	28.1	11,000	23.2
TOTAL	36,000	0.35	107,000	0.47	30.7	37,000	30.0	485,000	2.7

Contained Metal (lb Cu x 1000)	252,000,000		1,005,800,000

Note: Based on designed ultimate pit.

The East and E-2 deposits were developed as underground operations. The extraction plan for these deposits is a bulk, non-selective long-hole mining method. The E-2 deposit was delineated with mineralization being strictly controlled by hangingwall and footwall boundaries so a five percent dilution factor was applied.  The East deposit was not delineated with such strict controls, so no dilution factor was applied to the material.

TABLE 1-5 summarizes the potentially mineable resources for the East and E-2 underground areas (corresponding to the East and E-2 deposits)

.

Table -5:

Potentially Mineable UG Resource Details

Nevada Copper Corp. – The Property
March 2008

Zone	Tons	Cu %	Fe %	Au (opt)	Ag (opt)
East	19,408,189	1.72	18.81	0.0046	0.1273
E-2	8,499,097	1.82	20.60	0.0092	0.1785
Total	27,907,286	1.75	19.35	0.0060	0.1429

Note: Of the potentially mineable underground resources reported in Table 1-5, approximately 57 percent are measured plus indicated resources for the E-2 Zone and 34 percent are measured plus indicated resources for the East Zone.

Production Schedule. Production schedules for the open pit and underground operations were developed to meet a mill throughput of 60,000 tons per day (tpd) with 52,500 tpd coming from the open pit and 7,500 tpd from underground. Capital and operating costs were developed to meet these production targets.

Although there are four production scenarios presented in this PEA, all the open-pit production schedules are essentially the same, with variations incorporating the underground production and the iron production. The mine production scenarios for use in the cash flow evaluations presented in this PEA are based on four cases:

•

Case 1 – Base Case. Combined open pit mining (52,500 ore tpd) and underground mining (7,500 ore tpd) with copper recovery and byproduct recovery of gold, silver and iron.

•

Case 2 – Combined open pit mining (52,500 ore tpd) and underground mining (7,500 ore tpd) with copper recovery and byproduct gold and silver recovery – no iron recovery.

•

Case 3 – Open pit mining only (52,500 ore tpd) with copper recovery and byproduct gold and silver recovery – no iron recovery.

•

Case 4 - Underground mining only (7,500 ore tpd) with copper recovery and byproduct gold and silver recovery – no iron recovery.

Processing. The processing facilities at the project will be a flotation mill to recover copper, gold, and silver in a concentrate in all four operating cases. Copper recovery is 89 percent, gold recovery is 70 percent, and silver recovery is 68 percent. Depending on the operational case evaluated the mill throughput varies between 7,500 tpd and 60,000 tpd. This plant will utilize a primary gyratory crusher (for high throughput cases) or a jaw crusher (for 7,500-tpd case) to feed crushed ore stockpile that acts as a surge pile. The crushed ore stockpile material will feed through reclaim feeders into a SAG mill followed by a ball mill. Hydrocyclones are used to classify material in the SAG and ball mill sump. Cyclone overflow reports to the rougher flotation. Final tailings report to a thickener, where the underflow is filtered and hauled to a filtered tails storage facility.

In Case 1 two expansions are made to the mill, the first when ore from the South Pit is initially mined, the second when there is a substantial increase in ore from the South Pit in Year 19. These expansions will allow an iron concentrate to be produced with the first concentrate shipping in Year 10. There are two sources that will generate feed for this iron circuit: iron (in the form of a magnetite pre-concentrate) separated from copper ore in the copper circuit, and iron ore that does not contain ore-grade copper and will be processed through the iron circuit exclusively. The timing of the construction of the iron circuit coincides with South Pit mining because the majority of iron circuit feed material comes from the South Pit. The North Pit contains small amounts of iron in the copper ores that will be recovered and stockpiled as a magnetite pre-concentrate until the iron circuit is constructed.

The iron circuit will likely employ a combination of flotation and magnetic separation processes to produce a magnetite concentrate. Iron recovery for material in the flotation stage is assumed to be 90 percent with an additional 90 percent recovery factor applied to the magnetic separation stage. This gives an overall 81 percent recovery factor to iron ore going through both the copper and iron circuits. The same 81 percent overall recovery factor is applied to iron ore that is fed directly to the iron circuit and does not contain ore-grade copper mineralization. Preliminary testwork indicates that a final concentrate at 65 percent Fe could be produced. For the purposes of this study the final concentrate grade used is 60 percent Fe.

Environmental. Permitting the Pumpkin Copper project entails the following primary permit actions:

•

Lyon County Special Use Permit

•

BLM Plan of Operations (including reclamation and closure);

•

BLM Environmental Impact Statement (EIS);

•

Nevada Water Pollution Control Permit;

•

Nevada Reclamation Permit;

•

Nevada Air Quality Permit; and

•

Nevada Water Discharge Permit.

The project is located on private (fee simple) lands controlled by the Company and unpatented mining claims located on BLM-administered lands (public lands). When all or any portion of a project is located on BLM lands, it requires that the environmental analysis consider impacts of the entire project, both on public and private lands; therefore, an EIS will be required that supports the mining project as an acceptable land use for the site.

The critical path for permitting is the BLM Plan of Operations and EIS. The principle permitting driver will be BLM EIS process under the National Environmental Policy Act (NEPA), due to the complexity and comprehensive nature of the NEPA process. NEPA is a very procedural and therefore requires prescriptive and set timeframes for notification and public involvement. There appear to be no environmental fatal flaw issues that would materially impede the advancement of the project.

Capital and Operating Costs. Mining costs were built based on equipment fleet size, productivity, and production requirements. The operating costs vary year by year due to changes in production requirements and operating conditions. Mine capital costs were created by calculated fleet acquisition schedules and anticipated construction costs. Process capital was based on typical designs built for similar operations. Dewatering costs were developed by Water Management Consultants and vary by case because of interaction between open pit and underground dewatering. There is a cost benefit to Case 1 and Case 2 because these scenarios include both open pit and underground production. Case 4 assesses underground mining only so the costs in this case account for additional dewatering requirements. Reclamation and closure costs and general and administrative (G&A) costs between cases are also handled in a similar manner. These costs for the Case 3 open pit only scenario were factored to 90 percent of the Case 1 and Case 2 costs which also include underground operations. These costs for Case 4 underground mining were factored to 25 percent of Case 1 and Case 2 costs.

Case 1 has an additional rehandle cost associated with the iron circuit production. The flow of magnetite pre-concentrate from the copper circuit into the iron circuit is controlled through a stockpile. Material reclaimed from this stockpile is assessed $0.50 per ton. Iron ore mined in Case 1 is assessed an incremental cost of $0.30 per ton.

Cash Flow Analyses. Before tax cash flows were generated for each case using base commodity prices of $2.50 per lb copper, $600 per ounce gold, $10 per ounce silver, and $60 per ton iron concentrate. These prices approximate the three-year trailing average metal prices. Sensitivities were generated for copper prices including $3.00 per lb and a variable copper price using the 24-month forward price for the first two years($3.50) trending down to a long term price by year six of $1.75/lb for the Life-of-mine (LOM).

Other sensitivities were conducted for changes (+20 and -20 percent) in operating cost and capital cost. All cases were most sensitive to changes in copper price followed by operating cost.

TABLE 1-6 shows that the most profitable case in terms of NPV is Case 1 with an undiscounted NPV of $4.3 billion. This is expected as it is the only case that includes revenue generated from a salable iron concentrate. However, Case 1 is not the only economic option. All four cases have double-digit internal-rates-of-return (IRR) while NPVs remain positive for nearly all of the sensitivity scenarios. Project payback occurs in under five years for all four cases. TABLE 1-7 summarizes these metrics for each case.

The number of mineable deposits present, along with the presence of multiple commodities means the Property needs to be viewed not as a single project, but as a collection of equally viable projects each with different possibilities. The selected cases presented and described in this report attempt to demonstrate this fact. These four cases show the individual contributions and performance of each facet of the project - open pit mining, underground mining, iron processing. They also show how the aggregate project (Case 1) benefits from shared facilities and operations (equipment, dewatering, etc.).

Table 1-6:

Summary of NPV for all Cases

Nevada Copper Corp. - The Property
March 2008

NPV ($000s) at Cu $2.50 per lb
Discount Factor	Case 1	Case 2	Case 3	Case 4
0.00	4,295,039	3,087,617	2,544,084	664,323
0.04	2,145,408	1,628,076	1,358,318	391,798
0.08	1,090,160	856,443	734,454	220,046

Table 1-7:

Key Economic Metrics for all Cases

Nevada Copper Corp. - The Property
March 2008

Variables	Case 1 ($000s)			Case 2 ($000s)
Cu Price ($/lb)	$2.50	Variable	$3.00	$2.50	Variable	$3.00
NPV @ 4%	$2,145,408	$1,407,606	$3,398,326	$1,628,076	$894,004	$2,880,710
NPV @ 8%	$1,090,160	$783,878	$1,922,751	$856,443	$551,815	$1,688,927
IRR	20.6%	24.1%	29.4%	19.8%	23.3%	29.1%
Capital (through Yr 1)	$780,000			$780,000
Payback (years)	4.8	3.1	3.6	4.8	3.1	3.6

Variables	Case 3 ($000s)			Case 4($000s)
Cu Price ($/lb)	$2.50	Variable	$3.00	$2.50	Variable	$3.00
NPV @ 4%	$1,358,318	$706,431	$2,376,845	$391,798	$284,541	$665,079
NPV @ 8%	$734,454	$455,015	$1,421,641	$220,046	$174,157	$416,246
IRR	21.1%	26.2%	31.5%	18.7%	20.5%	25.9%
Capital (through Yr 1)	$527,000			$267,000
Payback (years)	3.7	2	2.5	4.6	3.1	3.5

Note:  Capital costs include working capital and a 10% contingency

2008 Exploration, Development and Feasibility Activities

2008 Program.

The focus of the Company's exploration/development efforts will be work programs designed to further enhance the property's economics, in advance of moving the project into feasibility during Calendar 2008.  Property exploration work planned during Fiscal 2008 is estimated to cost US$5.9 million and will include:

a.

Data Reconstitution:

Consisting of re-assaying previously drilled samples for gold, silver and molybdenum, which for the most part were not assayed in previous drilling programs.  The addition of a gold/silver and/or a molybdenum credit to the resource estimate would enhance project economics;

b.

Fill in & Step-out Deposit Drilling:

The drilling program will upgrade the classification of resources by shortening the distance between existing drill holes.  Step-out drilling will test the potential for additional mineralization in areas down dip and along strike of the known resources that are either under-drilled or completely un-tested; and,

c.

Baseline Data Collection:

This Program will complement the drilling program and consist of metallurgical, hydrological and geotechnical programs to support both permitting and economic studies.

a.

Engineering: Multiple trade-off studies looking to optimize project development dimensions in advance of Feasibility. Preliminary infrastructure studies including power, water, transportation, traffic and equipment selection.

b.

Permitting: Advanced exploration/permitting for underground access development for bulk sampling, stope design and test mining.

c.

Commence Definitive Feasibility Study the 4th Quarter of 2008

The next phase of drilling commenced in February, 2008. This program is expected to total 40,000 meters, and is designed to further resource expansion down dip and along strike where the deposit remains open in several directions. Additionally, follow up on several mineralizing trends and geophysical anomalies on Nevada Copper’s recently increased land position of 21 square miles will be drill tested.  Several metallurgical, hydrological and geotechnical drill holes are included in the drill program in order to collect data necessary for mine permitting and the Feasibility Study purposes.

4.C. Organization Structure

The Company is incorporated under the laws of British Columbia, Canada.

The Company currently has one wholly-owned subsidiary:

a.

Nevada Copper Inc. (formerly “Pumpkin Copper Inc.”), incorporated 2/2/2006 in Nevada, USA.

607792 BC; incorporated 5/26/2000 in British Columbia, Canada was dissolved on February 4, 2008.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 750 sq.ft. at 675 West Hastings Street, #305, Vancouver, British Columbia, Canada  V6B 1N2.  The Company began occupying these facilities in August 2006.  The Company rents the offices on a month-to-month basis for $1,000 per month.

The Company maintains an operations office in rented premises of approximately 440 sq.ft. at 61 East Pursel Lane, Yerington, Nevada, USA  89447.  The Company began occupying these facilities in June 2007.  The Company rents the offices on a month-to-month basis for $400 per month.

The Company is a junior mining company focused on the exploration of the Property which is located in the Yerington district of west-central Nevada.  The Company’s subsidiary acquired the rights to the project in December 2005 and the Company completed a reverse-takeover of that subsidiary in August 2006.

ITEM 4E.  UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for fiscal years ended 6/30/2007, 6/30/2006, and 6/30/2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

Introduction

The Company is an exploration stage resource company engaged in the identification/acquisition/exploration and development, if warranted, of copper and other mineral properties located in the United States.

The Company was incorporated on 6/16/1999 and spent the next seven years seeking/evaluating/negotiating potential qualifying transactions, and in meeting the disclosure obligations imposed upon it as a reporting issuer listed for trading on the TSX Venture Exchange.

The principal asset of the Company is a Lease Agreement with RGGS for the exploration and development of the Property which is located in north-western Nevada, approximately one hundred miles southeast of Reno.  The properties are located within a contiguous 12 square miles land package held by the Company comprised of patented and unpatented claims.  The Property has a well-documented history with over 590,000 feet of drilling completed by several major mining companies.  In addition, the project benefits from various levels of historic mine design, metallurgical evaluations and baseline studies that have been completed.

Financing Time Line

Refer to ITEM #10.A.6

April 2006 Private Placement.  The Company completed a private placement of 1,980,000 common shares at $0.37, with gross proceeds of $728,299.

August 2006 Private Placement.  The Company completed a brokered private placement (through Pacific International Securities Inc. (the “Agent”) raising gross proceeds of $5,000,000 by the issuance of 5,000,000 units (the “Units”) at a purchase price of $1.00 per Unit.  Each Unit consisted of one common share and one non-transferable share purchase warrant (“Warrant”).  Each Warrant is exercisable to acquire one common share at an exercise price of $1.50 per share until 8/15/2008.  The Company also paid the Agent a corporate finance fee of $10,000, a commission of $113,422 paid in cash and 286,578 Units having the same terms as those distributed above, and 400,000 compensation options that are exercisable into 400,000 common shares at an exercise price of $1.05 per share until 8/15/2008.

January 2007 Private Placement.  The Company closed a non-brokered private placement of 1,000,000 units at the price of $1.25 per unit for gross proceeds of $1,250,000 with Longview Capital Partners Incorporated.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant will entitle the holder to purchase an additional common share at a price of $1.50 per share for a period of 18 months expiring 7/9/2008.  All securities issued in connection with this private placement were subject to a four-month hold period that expired on 5/10/2007.

May 2007 Private Placement.  The Company closed a non-brokered private placement of 2,127,658 units at a purchase price of $2.35 per unit for gross proceeds of $5,000,000 with the Blackfish-Investec Resources Special Situations Fund and Investec Bank (UK) Limited.  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase an additional common share at a purchase price of $2.90 per share for a period of 24 months, expiring 5/29/2009.  All securities issued in connection with this private placement are subject to a four-month hold period that expired 9/29/2007.

April 2008 Private Placement.  The Company closed a private placement of 2,400,000 units at a price of $2.70 per unit for gross proceeds of $6,480,000 with a syndicate of underwriters, led by Acumen Capital Finance Partners Limited and including Fraser Mackenzie Limited (the “Underwriters”). Each unit consisted of one common share and one-half of one transferable common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase an additional common share at a price of $3.20 per share until October 30, 2009.  In the event the Company’s common shares trade on the Toronto Stock Exchange at a price of $4.00 or greater for a period of 20 consecutive trading days, notice shall be provided to the Warrant holders advising them of an accelerated Warrant expiry deadline of 30 days from the date of notice. The securities issued in connection with this private placement are subject to a four month hold period which expires September 1, 2008.

Recent USA Accounting Pronouncements

Business Combinations

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SEAS No. 141 (revised 2007) “Business Combinations”. SEAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SEAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

Non-controlling Interests

In December 2007, the FASB issued SEAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements- an amendment of ARB No. 51”. SEAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SEAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

Fair Value Option for Financial Assets and Liabilities

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Quantifying Misstatements

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative an qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 is not expected to have a material effect on the Company’s reported financial position or results of operations.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"; to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Accounting for Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

Recent Canadian Accounting Pronouncements

Effective 1/1/2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments: Recognition/Measurement (CICA Handbook Section 3855)

In accordance with this new standard the Corporation now classifies all financial instruments as either held-to maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.  The Company has classified its short-term investments as held-to-maturity and therefore carries its short-term investments at amortized cost.  This change in accounting policy had no material effect on the Company’s previous financial statements.  The Company has classified its investment in Pak-It as available-for-sale with undeterminable market value and therefore recorded no unrealized gain or loss in the other comprehensive income.

Comprehensive Income: (CICA handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, and has been added to the shareholders’ equity section of the consolidated balance sheet.  The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. There was no accumulated other comprehensive income for the twelve-month period ended 6/30/2007.

Hedges: (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company has not designated any hedging relationships.

Introduction and Reverse Takeover

On 8/15/2006, the Company acquired its subsidiary, 607792 BC, through the issuance of 17,180,000 common shares and 4,800,000 special warrants of the Company to the shareholders of 607792 BC.  As the transaction constituted a reverse takeover (“RTO”), the Company’s current consolidated financial statements are a continuation of the historical financial statements of 607792 BC as it is identified as the continuing entity.  The comparative figures as at 6/30/2006, 6/30/2005, 12/31/2004 and 12/31/2003 are those of 607792 BC pursuant to continuity of interests accounting requirements described earlier.

Subsequent Events

Subsequent to June 10, 2008, 110,000 stock options at $1.00 were exercised.

Nine Months Ended March 31, 2008 vs.  Nine Months Ended March 31,, 2007

During the first nine months of Fiscal 2008, the Company continued to explore the Property, intersecting significant mineralization; and issued the revised Pumpkin Hollow NI 43-101 Technical Report.

In August 2007, trading of the Company’s common shares were upgraded to the Toronto Stock Exchange from the TSX Venture Exchange. The trading symbol was unchanged.

On 2/8/2007, the Company’s classification on the TSX Venture Exchange changed from a Tier 2 issuer to a Tier 1 issuer that resulted in a reduction in the escrow term on the total escrowed securities from six years to three years.  As a result of the Company’s listing on the Toronto Stock Exchange, the remaining Escrow Shares are subject to the National Escrow Policy 46-201 concerning escrow which will effectively reduce the escrow term from three years to 18 months.  In that connection, the Escrow Shareholders will enter into a new escrow agreement with the Company and Pacific Corporate Trust Company to reflect the escrow conditions on 4,754,200 Escrow Shares that will remain in escrow under National Policy 46-201.  The final escrow release date was February 16, 2008 and the remaining Escrow Shares were released from escrow and became free trading.

Expenses for the nine month period ended March 31, 2008 increased to $2,493,426 from $2,324,697 incurred in the nine months ended March 31, 2007. General and Administrative expenses rose to $1,229,009 from $501,364. Large changes in expenses occurred in Salaries, which rose to $208,253 from $95,267 due to additional staff hired to support exploration on the Property; Regulatory Filing, Transfer Fees, and Investor Relations, which increased to $459,650 from $310,005, and TSX Listing and related costs, which rose to $99,100 from Nil in the prior year’s period, which was due to the transfer of listing to the TSX from the TSX Venture Exchange; Professional fees rose to $61,433 from $48,218 and Insurance increased to $21,412 from $16,590, and Office rent and expenses decreased to $29,155 from $31,284.

Other material Operating Expenses include Business Development costs of $430,687 was related to increased business activity during the period and stock-based compensation related to the issuance of stock options was $849,700, which declined from the $1,669,030 recorded in the prior year’s period due to fewer stock options granted.  Foreign exchange gains were $15,964 compared to Nil due to favorable changes in rates during the current year’s period. Interest income was $119,311 compared to $97,028 due to higher cash balances in the current period. Loss for the nine-month period was ($2,374,115) versus ($2,227,669) or ($0.07) per share versus ($0.09).

During the period the Company issued 1,390,344 common shares pursuant to the exercise of warrants for proceeds of $2,042,620, and issued 21,589 common shares for $45,000. At March 31, 2008, the Company had working capital of $2,082,037.

Cash Used by Nine Months Ended March 31, 2008 Operating Activities totaled ($1,530,551) including the ($2,374,115) Net Loss.  Significant adjustments included $849,700 in stock-based compensation, and ($6,136) in changes in non-cash working capital balances related to operations.  Cash Used in the Nine Months Ended March 31, 2008 Investing Activities was ($3,545,816) for mineral properties.  Cash provided from the Nine Months Ended March 31, 2008 Financing Activities was $2,087,620, with the entire amount from the issuance of common shares (net of issuance costs).

Fiscal 2007 Ended June 30, 2007 vs. Fiscal 2006

On 8/15/2006, the Company acquired 607792 BC through an exchange of shares and completed its Qualifying Transaction and commenced trading on the TSX Venture Exchange on 8/17/2006.  The Company continued (moved) its incorporation to British Columbia, Canada on 11/16/2006 and adopted new articles.  On 11/16/2006, the Company changed its name to Nevada Copper Corp. and commenced trading under the new symbol of “NCU”.  On 8/16/2007, the Company’s common shares were approved for listing and commenced trading on the Toronto Stock Exchange under its current stock symbol “NCU”.

Since acquisition of 607792 BC and the Property, the Company has expended $5.9 million exploring the property.  A large expansion of its property holdings was accomplished during Summer 2006 through staking and acquisition, increasing acreage from 1,500 acres to 7,200 acres.

At 6/30/2007, the Company had working capital of $5,064,648.

Cash Used by Fiscal 2007 Ended 6/30/2007 Operating Activities totaled ($662,380) including the ($3,212,073) Net Loss.  Significant adjustments included: stock-based compensation related to stock option grants of $2,373,200; and $176,493 in changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2007 Investing Activities was ($5,880,760), with: ($5,918,049) for mineral properties and $37,289 in “cash acquired on reverse acquisition.  Cash provided from Fiscal 2007 Financing Activities was $11,695,324, from aforementioned financings (net of issuance costs).

During Fiscal 2007, related party transactions included management and administration services of $115,000 incurred from a company with common directors.  Also, the Company entered into management agreements with certain members of senior management; in the event that there is a change of control, the Company is committed to pay severance payments equivalent to three years of salary.

Fiscal 2006 Ended June 30, 2006 vs. Fiscal 2005

607792 BC was inactive since its incorporation in 2002.  In December 2005, 607792 BC completed a private placement to raise funds to acquire the option for the Property.  During December 2005, a non-refundable sum of CDN$35,397 (US$30,000) was paid to RGGS upon execution of the Option, which lead to the property lease.  Refer to ITEM #4D, Property Acquisition Details, for a description of financial obligations under the property lease.

For Fiscal 2006, General and Administrative Expenses totaled $37,795, mostly salaries, professional fees, and investor relations costs.  The Company expensed $13,217 of exploration costs. The Company recorded “foreign exchange expense” related to operations, expenses, and assets located in the United States, while the Company’s financial statements are reported in Canadian Dollars.  Loss for the year was ($80,073) or ($0.00) per share.

At 6/30/2006, the Company had working capital of $282,640.

Cash Used by Fiscal 2006 Ended 6/30/2006 Operating Activities totaled ($17,997) including the ($80,073) Net Loss.  Significant adjustments included $62,076 in changes in non-cash working capital balances related to operations” (primarily increased accounts payable and accrued liabilities).  Cash Used in Fiscal 2006 Investing Activities was ($406,465), with: ($331,483) for mineral properties and ($74,982) in deferred acquisition costs.  Cash provided from Fiscal 2006 Financing Activities was $763,575, from aforementioned financings (net of issuance costs).

During Fiscal 2006, related party transactions included management and administration services of $30,000 incurred from a company with common directors.

Fiscal 2005 Ended 12/31/2005

607792 BC was inactive since its incorporation in 2002.  On December 1, 2005, the Company entered into an Option Agreement with RGGS Land and Minerals Ltd. L.P., to lease the Property in Nevada.

General Expenses totaled $8,746, including bank charges of $246 and Legal Fees of $6,500. Interest income was $31. Net Loss for the year was ($6,715), or ($0.67) per share, based upon weighted average number of shares outstanding of 10,000.

Cash used by operating activities was ($215), including the Net Loss of ($6,715) and Change in Non Working Capital Items of $6,500. Financing Activities provided cash of $35,283, which was entirely provided by Share Subscriptions Received. Expenditures on Mineral Properties, which was related to the non-refundable sum of US$30,000 paid in relation to the lease of the Property, was ($35,397).

Cash on hand as of December 31, 2005 was $5,264, a decrease of $324 during the year.

5.C.  Research and development, patents and licenses, etc.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D.  Trend information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations

Under the terms of the Lease Agreement, the Company is required to make the following lease payments:

Due Date

5/4/2007    US$ 75,000 (paid)

5/4/2008    US$100,000 (paid)

5/4/2009    US$125,000

5/4/2010    US$150,000

5/4/2011    US$150,000

US$600,000

Following 5/4/2011, the Company is required to pay advance royalty payments of US$600,000 annually until the expiry of the Lease Agreement on 5/4/2016.  Total advance royalty payments under this obligation are US$3,000,000.

The Property is subject to a 5% royalty on the net return value on products other than copper, and a sliding scale royalty of 4% to 6% on the net return value on copper based on the price of copper per pound.  The advance royalty payments are offset against this royalty obligation.

The Company is obligated to make exploration and development expenditures on the Property of at least US$4,000,000 during the first three years of the Lease, with expenditures of at least US$500,000 each year, and additional US$4,000,000 during the 4th through 6th years of the Lease, with expenditures of at least US$500,000 each year.  As at 6/30/2007 the Company has incurred cumulative expenditures of $6,249,532 on exploration and development since acquiring the property.

The Corporation may extend the lease under the Lease Agreement for up to three additional terms of ten years each, subject to continuous mining activities, payment of advance royalty payments of at least US$3,000,000 in the first ten-year term and payment of production royalties and minimum royalty payments of US$10,000,000 in each subsequent ten-year term.

Other than disclosed above, the Company does not have any contractual obligations and commitments as of 6/30/2007 that will require significant cash outlays in the future.

5.G.  Safe harbor.

    --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

June 10, 2008

Name	Position	Age	Date of First Election or Appointment
Giulio T. Bonifacio (2)	President/CEO/Director	47	August 2006
Joachim Chan (3)	VP/Chief Financial Officer	59	September 2006
Joseph Giuffre (4)	Director	50	November 2006
Joseph G. Kircher (5)	VP/COO/Director	49	August 2006
Brian P. Kirwin (1)	Director	46	August 2006
Paul Matysek (1)(7)	Director	51	May 2008
Catherine Tanaka (6)	Corporate Secretary	38	September 2006
Foster Wilson (1)	Director	48	August 2006

(1)

Member of Audit Committee.

(2)

He spends 100% of his time on the affairs of the Company.

(3)

He spends 50% of his-time on the affairs of the Company.

(4)

He spends 2% of his time on the affairs of the Company.

(5)

He spends 100% of his-time on the affairs of the Company.

(6)

She spends 50% of her time on the affairs of the Company

(7)

He spends 2% of this time on the affairs of the Company

Giulio T. Bonifacio; President, Chief Executive Officer, and Director; is a Certified General Accountant with over 24 years of experience in senior executive positions with several mid-sized mining and exploration companies.  He was an Officer/Director of 607792 BC since June 2000 until its acquisition by the Company in August 2006.  Subsequent to the acquisition, Mr. Bonifacio became President/CEO and a Director of the Company; He also has been: CFO/Director of American Bonanza Gold Corp. since June 2001; Director of Earthworks Industries Inc. since June 2002; and Director of Mesa Uranium Corp. since December 2005.

Joachim “Joe” Chan, Chief Financial Officer, is a Certified Management Accountant with over 25 years of accounting, administration and system experience in the mining industry. From 1992 to 2002, he held various positions with Teck Cominco Limited including six years as Controller for its wholly own subsidiary Quintette Operating Corporation and four years in a senior financial role for its US$2.5 billion Antamina copper project in Peru.  Since 2003, he has been Vice President/Controller of American Bonanza Gold Corp. and its predecessors.

Gregory French, Project Manager, is a geologist with over 25 years of exploration experience in the western United States and Canada.  He has worked in various capacities for Homestake Mining Co., Atlas Precious Metals, and Cornerstone Industrial Minerals as well as consulting for numerous junior mining companies.  Mr. French has a Nevada gold discovery to his credit and extensive project development experience including two projects taken through feasibility and production.

Joseph Giuffre, Director, has nearly twenty years of combined experience in business and legal matters, and has a transaction-based practice in the areas of corporate finance, securities, mining, corporate structuring, project finance, mergers and acquisitions.  He has extensive experience acting for Canadian public companies with an international focus.  He received a Bachelor of Arts degree in Economics/Business from the University of Calgary in 1982, and his law degree from the University of Alberta in 1991.  He has practiced as an attorney in British Columbia since 1992.  He was Partner of Gowlings Lafleur Henderson LLP from March 2000 to December 2003; and a founding Partner of Axium Law Corporation since January 2004.

Joseph G. Kircher; Vice President, Chief Operating Officer, and Director; is a mining engineer with over twenty years of experience building and operating mines in North America. He has extensive development and operating expertise at both open-pit and underground mines. He was an Officer/Director of 607792 BC until its acquisition by the Company in August 2006; subsequent to the acquisition, he became VP/COO/Director of the Company.  From 2004 to 2006 he has served as Chief Operating Officer and a Director of American Bonanza Gold Corp. From 2003 to 2004, he was General Manager – Mining Division of Washington Group International, and from 1999 to 2002 he served as General Manager of Kinross Gold Corporation.

Brian P. Kirwin, Non-Executive Chairman of the Board of Directors, is a geologist and accomplished mining executive and explorationist at both large and small mining companies. From 1989 to 2000, he served in senior geological positions with Vengold and Placer Dome. He has over twenty years of experience evaluating deposits, mines and risk worldwide, including Nevada.  He has been President/CEO/Director of American Bonanza Gold Corp. since December 2000, and a Director of Mesa Uranium Corp. since December 2005.

Paul Matysek, Director, with over 25 years of experience in the mining industry and is an experienced geochemist and geologist with a Bachelor of Science degree and a Masters of Science degree in Geology. Mr. Matysek has held senior management and director positions with several natural resource exploration and development companies.

Catherine Tanaka, Corporate Secretary, holds a Bachelor of Arts degree and has served as an officer of various junior resource companies since 1998. Since March 2003, she has been Corporate Secretary of American Bonanza Gold Corp., and Corporate Secretary of Mesa Uranium Corp. since December 2005. From August 2001 to March 2003, she was a Legal Assistant at Dorsey & Whitney LLP.

Foster Wilson, Director, is a professional geologist.  He is currently the President/CEO and Director of Mesa Uranium Corp. since December 2005 and was Vice President, Corporate Development of American Bonanza Gold Corp. from May 2003 to January 2007.  From 2000 to 2003, he served as a consulting geologist., and was a member of the technical services group at Placer Dome Exploration from 1990 to 1999, and an exploration geologist at Echo Bay Exploration from 1985 to 1990.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Incorporation of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Other than disclosed above, during the last five years, no material Canadian/USA regulatory actions were taken against any officer/director or companies they were affiliated with.

There are no family relationships between any Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation

The Company has no program for compensating Directors for their service as directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2007, the most recently completed fiscal year, there were no stock options outstanding.  During Fiscal 2007, stock options were granted to Senior Management, Directors and employees/consultants.  During Fiscal 2007, no SARs (stock appreciation rights) were granted.  During Fiscal 2007: 35,000 stock options were cancelled; and none were re-priced.

Table No. 7

Stock Option Grants in Fiscal 2007 Ended 6/30/2007

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date

Officers and Directors
Giulio Bonifacio	712,000	$1.00	8/15/2006	8/15/2011
Joseph Kircher	703,000	$1.00	8/15/2006	8/15/2011
Joe Chan	50,000	$1.00	8/15/2006	8/15/2011
Gregory French	100,000	$1.00	8/15/2006	8/15/2011
	50,000	$1.50	12/19/2006	12/19/2011
Joseph Giuffre	50,000	$1.00	8/15/2006	8/15/2011
	35,000	$2.60	5/02/2007	5/02/2012
Brian Kirwin	704,000	$1.00	8/15/2006	8/15/2011
Damien Reynolds(1)	250,000	$1.50	12/19/2006	12/19/2011
Catherine Tanaka	20,000	$2.60	5/02/2007	5/02/2012

Employees and Consultants
	310,000	$1.00	8/15/2006	8/15/2011
	35,000	$1.50	12/19/2006	12/19/2011
	40,000	$2.60	5/02/2007	5/02/2012

TOTAL	3,059,000

Note:

(1)  Damien Reynolds resigned as Director of the Company on May 16, 2008.

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no stock options were exercised by Senior Management, Directors and/or employees/consultants.  No SARs (stock appreciation rights) were exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2007 by the Company’s Senior Management and Directors

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2007

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

There were no Stock Options Exercised During Fiscal 2007

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Table No. 7, No. 8., No. 9, and No. 10 for information about stock options.

Change of Control Remuneration.

Other than described below in “Written Management Agreements”, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Other Compensation.  No Senior Management and/or Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. #7/#8/#10 and ITEM #6.B. and ITEM #7.B.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Senior Management.

Pension/Retirement Benefits.  No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

The Company currently has two written management agreements currently in effect.

a.

Employment Agreement between the Company and Giulio Bonifacio dated May 1, 2007.

b.

Employment agreement between the Company and Joe Kircher dated May 1, 2007.

Copies of these agreements have been filed as exhibits to this 20-F Registration Statement.

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.  The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/CEO and other Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The President/CEO and other Senior Management review the Company’s progress in relation to the current operating plan at in-person and telephone-conference Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A and ITEM 6.C.

6.C.2.  Directors’ Service Contracts.

Refer to ITEM 6.B., “Written Management Agreements”.

6.C.3.  Board of Directors’ Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Brian Kirwin, Paul Matysek (independent), and Foster Wilson (independent).  The Audit Committee met four times during Fiscal 2007 and has met one time during Fiscal 2008-to-date.

The Company also has a Corporate Governance Committee, Nomination Committee and Compensation Committee.  The members of each committee are as follows:

Corporate Governance:

Joe Giuffre, Brian Kirwin, Foster Wilson

Nomination Committee:

Giulio Bonifacio, Brian Kirwin, Paul Matysek

Compensation Committee:

Brian Kirwin, Joe Giuffre, Paul Matysek

6.D.  Employees

As of 6/10/2008, the Company had ten employees, including the Senior Management.  Of those, six are based in Nevada, all six as geological or field workers.  As of 6/30/2007 and 6/30/2006, the Company had no employees.   None of the Company’s employees are covered by collective bargaining agreements.

6.E.  Share Ownership

The following table lists Directors and Senior Management who beneficially own the Company’s voting securities, consisting solely of common shares, and the amount of the Company’s voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

June 10, 2008

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(8)

Common	Giulio Bonifacio (1)	6,268,800	15.57%
Common	Joachim Chan (2)	125,000	0.31%
Common	Gregory French (3)	200,000	0.50%
Common	Joseph Giuffre (4)	142,500	0.35%
Common	Joseph Kircher (5)	4,353,000	10.81%
Common	Brian Kirwin (6)	4,960,500	12.31%
Common	Paul Matysek	407,000	1.01%
Common	Catherine Tanaka(7)	112,000	0.28%
Common	Foster Wilson	1,281,300	3.18%

	TOTAL	17,850,100	44.33%

(1)

925,000 of these shares are represented by currently exercisable stock options.

(2)

50,000 of these shares are represented by currently exercisable stock options.

(3)

200,000 of these shares are represented by currently exercisable stock options.

(4)

57,500 of these shares are registered in the name of Giuffre Law Corporation, a private company controlled by Joseph Giuffre, and 85,000 of these shares are represented by currently exercisable stock options.

(5)

866,000 of these shares are represented by currently exercisable stock options.

(6)

704,000 of these shares are represented by currently exercisable stock options.

(7)

40,000 of these shares are represented by currently exercisable stock options.

(8)

Based on 40,265,071 common shares outstanding at 6/10/2008, and including warrants and stock options held by each beneficial holder exercisable within sixty days.

Except for those individuals listed above, the Company knows of no other individuals or entities which own greater than 5% of the Company’s common shares.

Stock Options.  Incentive stock options are granted by the Company in accordance with the rules and policies of the Toronto Stock Exchange, the British Columbia Corporations Act, and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan on 11/3/2006 and on 11/16/2007 received shareholder approval for a new stock option plan (the “Stock Option Plan”) that complies with the Toronto Stock Exchange.  All options outstanding under the 11/3/2006 stock option plan are deemed to be outstanding under the Stock Option Plan.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management-company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in Toronto Stock Exchange Policy 4.4.  In addition, the term “director” is defined in Toronto Stock Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Stock Option Plan.  Any stock option outstanding when the Stock Option Plan is terminated will remain in effect until it is exercised or it expires.  The Stock Option Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b)

options may be exercisable for a maximum of ten years from grant date;

(c)

options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d)

options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e)

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in Toronto Stock Exchange Policy 1.1), in any 12 month period;

(f)

options held by an option holder who is a director, employee, consultant or management company employee must expire immediately after the option holder ceases to be a director, employee, consultant or management company employee;

(g)

options held by an option holder who is engaged in investor relations activities must expire  immediately after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for one year following the option holder’s death.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in following table, as well as the number of options granted to Directors/Senior Management and all employees/ consultants as a group.

Table No. 10

Stock Options Outstanding

June 10, 2008

Name	Number of Options Currently Owned	Exercise Price per Share	Grant Date	Expiration Date

Officers and Directors
Giulio Bonifacio	712,000	$1.00	8/15/2006	8/15/2011
	213,000	$1.90	8/30/2007	8/30/2012

Joseph Kircher	703,000	$1.00	8/15/2006	8/15/2011
	163,000	$1.90	8/30/2007	8/30/2012

Joe Chan	50,000	$1.00	8/15/2006	8/15/2011

Gregory French	100,000	$1.00	8/15/2006	8/15/2011
	50,000	$1.50	12/19/2006	12/19/2011
	50,000	$1.90	8/30/2007	8/30/2012

Joseph Giuffre	50,000	$1.00	8/15/2006	8/15/2011
	35,000	$2.60	5/02/2007	5/02/2012

Brian Kirwin	704,000	$1.00	8/15/2006	8/15/2011

Catherine Tanaka	20,000	$2.60	5/02/2007	5/02/2012
	20,000	$1.90	8/30/2007	8/30/2012

Employees and Consultants
(5 persons)	200,000	$1.00	8/15/2006	8/15/2011
	35,000	$1.50	12/19/2006	12/19/2011
	20,000	$2.60	5/02/2007	5/02/2012
	80,000	$1.90	8/30/2007	8/30/2012

TOTAL	3,205,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 9.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

In the last 3 fiscal years, there has been no significant changes in the holdings of major shareholders of the Company.

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 6/10/2008, the Company’s shareholders’ list showed 40,265,071 common shares outstanding, with 46 registered shareholders, including depositories.  37 of these shareholders were resident in Canada, holding 32,256,644 common shares (representing about 80.11% of the issued/outstanding shares); 7 registered shareholders were resident in the United States, holding 5,936,300 common shares (representing about 14.74%); and 2 registered shareholder were resident in other countries, holding 2,072,127 common shares, or about 5.15% of the total.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, United States’ residents, and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

        No Disclosure Necessary

7.B.  Related Party Transactions

In the fiscal year ended June 30, 2007 the Company paid $115,000 (2006 - $30,000; 2005 – Nil) for management and administration services to a company with common directors.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions or proposed transactions in the 3 most recent fiscal years which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

--- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Manning Elliott LLP are included herein immediately preceding the consolidated financial statements and schedules.

Audited Consolidate Financial Statements:

For Fiscal 2007/2006 Ended June 30th

For Fiscal 2005 Ended June 30th

8.A.7.  Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual consolidated financial statements and/or since the date of the most recent interim consolidated financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange in Toronto, Ontario, Canada, on 3/13/2000 as a “capital pool company” as defined in the policies of the TSX Venture Exchange.  The Company and was required to complete a “qualifying transaction” pursuant to the policies of the TSX Venture Exchange within eighteen months of listing.  On 10/4/2002, trading of the Company’s common shares were suspended due to failing to complete its qualifying transaction within the eighteen months of listing.  Effective 2/18/2004, the Company listing was transferred from the TSX Venture Exchange to the NEX board of the TSX Venture Exchange and re-instated for trading under the symbol, ARC.H.

On 8/15/2006, the Company acquired its subsidiary, 607792 British Columbia Ltd. (“607792 BC”), a British Columbia incorporated company, through an exchange of shares/warrants completing its Qualifying Transaction. The stock was halted from trading from 3/27/2007 until it commenced trading on the TSX Venture Exchange on 8/17/2006 for the TSX Venture Exchange’s required review of the Qualifying Transaction.  On 11/3/2006, the name was changed to “Nevada Copper Corp.”. In 11/16/2007, the Company continued (moved) its incorporation into British Columbia, Canada.

Effective 8/16/2007, the Company’s common shares began trading on the Toronto Stock Exchange.  The current stock symbol is NCU.   The ISIN number is CA64128F1099.

The following table lists the volume of trading and high, low and closing sales prices for the Company's common shares for: the last six months, the last eleven fiscal quarters; and the last five fiscal years.

Table No. 11

Common Shares Trading Activity

Canadian Dollars

Period Ended	High	Low	Closing
Monthly May 2008	$2.74	$2.18	$2.18
April 2008	$2.83	$2.15	$2.38
March 2008	$3.45	$2.31	$2.31
February, 2008	$3.55	$2.60	$3.50
January 2008	$2.95	$2.30	$2.90
December 2007	$3.00	$2.41	$2.65
November 2007	$3.85	$2.34	$2.75

Quarterly
3/31/2008	$3.55	$2.30	$2.31
12/31/2007	$3.85	$2.41	$2.65
9/30/2007	$3.00	$1.75	$2.40
6/30/2007	$3.25	$2.00	$2.45
3/31/2007	$2.80	$1.51	$2.60
12/31/2006	$1.79	$0.81	$1.79
9/30/2006	$1.22	$0.90	$1.00
6/30/2006	Halted From Trading
3/30/2006	$0.50	$0.165	$0.66
12/31/2005	$0.20	$0.155	$0.16
9/30/2005	$0.245	$0.135	$0.135

Yearly
6/30/2007	$3.25	$0.81	$2.45
6/30/2006	$0.50	$0.135	$0.66
6/30/2005	$0.26	$0.07	$0.20
6/30/2004	$0.15	$0.08	$0.08
6/30/2003	Suspended From Trading

The Company’s common shares began trading on the Frankfurt Stock Exchange on 2/16/2007, with the trading symbol of “ZYT.F”.  Prices ranged from €1.05 to €2.87; the closing price on 6/10/2008 was €1.46.

The Company’s common shares began trading on the Berlin Stock Exchange on 2/22/2007, with the trading symbol of “ZYT.BE”.  Prices ranged from €1.08 to €2.84; the closing price on 6/10/2008 was €1.47.

The Company’s common shares began trading on the XETRA Stock Exchange on 3/30/2007, with the trading symbol of “ZYT.DE”.  Prices ranged from €1.00 to €2.98; the closing price on 6/10/2008 was €1.45.

The Company’s common shares began trading on the Munich Stock Exchange on 3/30/2007, with the trading symbol of “ZYT.MU”.  Prices ranged from €1.05 to €2.85; the closing price on 6/10/2008 was €1.46.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Trust Company (formerly “Pacific Corporate Trust Company”) (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act.  Unless the British Columbia Corporation Act or the Company's Articles of Incorporation or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Corporations Act contain provisions, which require a “special resolution” for effecting certain corporate actions.  Such a “special resolution” requires a two-third vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a “special resolution” include:

a.

Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.

Giving financial assistance under certain circumstances;

c.

Certain conflicts of interest by Directors;

d.

Disposing of all/substantially all of Company's undertakings;

e.

Removing Director before expiration of his term of office;

f.

Certain alterations of share capital;

g.

Changing the Company name; and

h.

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM #6E and Tables No. 7/8/9/10 for additional information.

Escrowed Common Shares

Upon the 8/15/2006 completion of the acquisition of 607792 BC, a total of 14,516,800 of the Company’s common shares and 4,800,000 Special Warrants held by former 607792 BC shareholders as set out below were escrowed in accordance with the policies of the TSX Venture Exchange (the “Escrowed Securities”).  Originally, the Escrowed Securities held by Directors and Senior Management of the Company were either subject to a three-year or six-year escrow and released in equal portions based on the passage of time; the remaining Escrowed Securities were either subject to an 18-month or three-year escrow and released in equal portions based on the passage of time.

On 2/8/2007, the Company’s classification on the TSX Venture Exchange changed from a Tier #2 issuer to a Tier #1 issuer that resulted in a reduction in the escrow term on the Total Escrowed Securities from six years to three years.  As a result of the Company’s August 2007 listing on the Toronto Stock Exchange, the remaining Escrow Shares were subject to the National Escrow Policy 46-201 concerning escrow which effectively reduced the escrow term from three years to 18 months from the QT Completion Date.  In that connection, the Escrow Shareholders entered into a new escrow agreement with the Company and Pacific Corporate Trust Company to reflect the escrow conditions on 4,754,200 Escrow Shares that remained in escrow under National Policy 46-201.  On 2/16/2008 the remaining Escrow Shares were released from escrow and became free trading.

Warrants

The following table lists warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants.

Table No. 12

Warrants Outstanding

June 10, 2008

Number of Warrants Outstanding	Exercise Price	Expiration Date Of Warrants
66,192	$1.05	August 15, 2008
3,547,740	$1.50	August 15, 2008
1,063,829	$2.90	May 29, 2009
1,452,000	$3.20	October 30, 2009
6,129,761

9.A.6.    Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the Toronto Stock Exchange in Canada.  The common shares also trade, in Europe, on the: Munich Stock Exchange, Berlin Stock Exchange, Frankfurt Stock Exchange, Stuttgart Stock Exchange, and XETRA Exchange.  Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital. As of 6/10/2008, 6/30/2007 and 6/30/2006, the authorized capital of the Company was, respectively, an unlimited number of common shares without par value.  At these dates, there were 40,265,071, 35,553,138, and 21,980,000 common shares issued and outstanding, respectively.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 7/8/9/10 and Table No. 12. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised public/private placements of common shares; and shares issued upon exercise of stock options and warrants.  Number of securities and price adjusted for 3/31/2006 1970-for-one stock split.  As a result of the RTO acquisition of 607792 BC with its issuance of 17,180,000 common shares and 4,800,000 Special Warrants, more than 10% of the Company’s “capital” has been issued for “other than cash”.

Effective Date of Issuance	Security Issued	Number of Securities	Price	Gross Proceeds	Process/ Consideration
12/6/2005	Common Shares	5,516,000	$0.00	$33	Private Placement
12/7/2005	Common Shares	12,214,000	$0.00	$35,250	Private Placement
3/31/2006	Common Shares	300,000	$0.00	$3	Private Placement
4/10/2006	Common Shares	1,980,000	$0.37	$728,299	Private Placement

8/15/2006	Common Shares	17,180,000	$nil	$nil	RTO Subsidiary Acquisition
8/15/2006	Special Warrants	4,800,000	$nil	$nil	RTO Subsidiary Acquisition

8/15/2006	Units	5,000,000	$1.00	$5,000,000	Brokered Private Placement
8/15/2006	Units	286,000	$nil	$nil	Broker Finance Fee
8/15/2006	Compensation Options	400,000	$nil	$nil	Broker Finance Fee
8/15/2006	Common Shares	300,000	$nil	$nil	Broker Finder’s Fee

1/10/2007	Units	1,000,000	$1.25	$1,250,000	Brokered Private Placement
5/29/2007	Units	2,127,658	$2.35	$5,000,000	Private Placement
Fiscal 2008	Common Shares	1,970,344	Various	$2,912,620	Warrant Exercises
	Common Shares	320,000	Various	$463,000	Option Exercises
	Common Shares	21,589	$2.08	$45,000	Consulting Fees
4/30/2008	Units	2,400,000	$2.70	$6,480,000	Brokered Private Placement

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Notice of Articles and Articles of Incorporation

The Company was incorporated under the Business Corporations Act (Yukon) on 6/16/1999 under the name “African Venture Corporation”.  The articles of the Company were amended on 7/26/1999 to change the name of the Company to “Astron Resources Corporation”; and were amended on 11/3/2006 to change the name to Nevada Copper Corp.  The Company continued its incorporation into British Columbia, Canada, on 11/16/2007.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and Division 3 of the Business Corporations Act (the “Act”), a director who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. Such a director is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the Act.

Article 16 of the Company’s articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the Articles or the Act. Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the board of directors, the power to remove a director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution.

Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors.

Article 18 details the proceedings of directors. The Directors may meet to conduct business as they see fit. A director may, and the Secretary or Assistant Secretary of the Company, if any, on the request of a director, must call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be set by resolution by the directors and, if not so set, shall be deemed to be a majority of directors or, if the number of directors is set at one, is deemed to be one director.

Article 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine.  If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, or alternate directors, as well as his or hers heirs and legal personal representatives, or any other person, to the greatest extent permitted by the Act. The indemnification includes the mandatory payment of expenses actually and reasonably incurred by such person in respect of that proceeding. The failure of a director, alternate director, or officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a)

is or was a director, alternate director, officer, employee or agent of the Company;

b)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

c)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

d)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9 and subject to the Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

(a)

create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

Subdivide or consolidate all or any of the unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class or shares with par value, decrease the par value of those shares, or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)

alter the identifying name of any of its shares; or

(g)

otherwise alter its share or authorized share structure when required or permitted to do so by the Act.

Subject to Article 9.2 and the Act, the Company may by special resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company may by directors’ resolution authorize an alteration of its Notice of Articles in order to change its name.

An annual general meeting shall be held once every calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the Directors. The directors may, whenever they think fit, call a meeting of shareholders. The Directors may, by directors’ resolution, approve a location outside British Columbia for the holding of a meeting of shareholders of the Company.

At an annual meeting of shareholders, the following is considered to be “special business”:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(i)

any other business which under these Articles or the Business Corporations Act may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

To pass a special resolution at a meeting of shareholders requires two-thirds of the votes cast on the resolution.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX and the British Columbia Securities Commission.

A copy of the Company’s articles is filed as an exhibit to this Company’s Form 20-F Registration Statement.

10.C.  Material Contracts

  Refer to ITEM #4.B for a detailed discussion of #a, #b, #c #d and #e, below;

a.

Option Agreement with RGGS Land & Minerals Ltd., dated 12/1/2005

b.

Lease between 607792 BC and RGGS for Property, 5/4/2006

c.

Assignment and Assumption Agreement between 607792 and Nevada Copper Corp. dated January 4, 2008.

d.

Share Purchase Agreement among Company, the Principals and 607792 BC, dated 3/24/2006, as amended 5/3/2006 and 7/6/2006

e..

Principal and Non-Principal Purchase Agreements entered into by the Company, 607792 BC, and each of the Principals and other 607792 Shareholders, dated June 2006.

f.

Employment agreement between the Company and Giulio Bonifacio dated May 1, 2007.

g.

Employment agreement between the Company and Joe Kircher dated May 1, 2007.

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E., “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a “U.S. Holder”) who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Act”) and the Canada – United States Income Tax Convention (the “Treaty”), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for/exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable years ended 6/30/2007 or 6/30/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Company’s auditors for its financial statements for fiscal periods ended 6/30/2007, 6/30/2006, and 12/31/2005, were Manning Elliott LLP, Chartered Accountants, 1050 West Pender Street, 11th Floor, Vancouver, British Columbia, Canada  V6E 3S7..  They are members of the British Columbia Institute of Chartered Accountants.  Their reports for the fiscal periods ended 6/30/2007, 6/30/2006 and 12/31/2005 is included with the related financial statements in this Registration Statement with their consent.  Refer to Exhibit #15.

10.H.  Documents on Display

The Company’s documents can be viewed at its Canadian office, located at: 675 West Hastings Street, #305, Vancouver, British Columbia, Canada  V6B 1N2.  Upon the effectiveness of this Form 20-F, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

The Company is a small business issuer, as defined in Section 240.12b-2; and thus, Item #11 is not applicable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- Refer to ITEM 9, “Warrants”

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

          --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

          --- Not Applicable ---

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR

AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

          --- Not Applicable ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Manning Elliott LLP are included herein immediately preceding the audited consolidated financial statements.

A.  Audited Consolidated Financial Statements

1.

Auditor's Report, dated 9/20/2007

Consolidated Balance Sheets at 6/30/2007 and 6/30/2006

Consolidated Statements of Operations and Deficit for the years ended 6/30/2007, 6/30/2006, and 12/31/2005

Consolidated Statements of Cash Flows for the years ended 6/30/2007, 6/30/2006, and 12/31/2005

Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Notice of Articles and Articles of Incorporation as currently in effect:

   1.1.1  Certificate of Incorporation, dated 06/16/1999

   1.1.2  Certificate of Name Change, dated 07/23/1999

   1.1.3. Certificate of Continuation, dated 11/16/2006

   1.2.   Articles and By-Laws

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

a.

Option Agreement with RGGS Land & Minerals Ltd., dated 12/1/2005

b.

Lease between 607792 BC and RGGS for Property, 5/4/2006

c.

Assignment and Assumption Agreement between 607792 and Nevada Copper Corp. dated January 4, 2008.

d.

Share Purchase Agreement among Company, the Principals and 607792 BC, dated 3/24/2006, as amended 5/3/2006 and 7/6/2006

e.

Employment Agreement with Giulio Bonifacio dated May 1, 2007.

f.

Employment Agreement with Joe Kircher dated May 1, 2007.

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16B:       No Disclosure Necessary

12i:  Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13i.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     No Disclosure Necessary

15.  Additional Exhibits:

a.

Consent of Manning Elliott LLP, dated June 24, 2008

b.

Management Information Circular for the Annual General Meeting of Shareholders held on November 16, 2007 – Form of Proxy.

Nevada Copper Corp.

(formerly Astron Resources Corporation)

(An Exploration Stage Company)

Consolidated Financial Statements

Years ended June 30, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

We have audited the consolidated balance sheets of Nevada Copper Corp. (formerly Astron Resources Corporation) as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at June 30, 2007 and 2006 and the results of its operations and its cash flows for the years ended June 30, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

September 20, 2007 except as to Note 11 which is as of March 14, 2008

COMMENTS BY AUDITORS ON CANADA-UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated September 20, 2007, except as to Note 11 which is as of March 14, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

March 14, 2008

Nevada Copper Corp. (formerly Astron Resources Corporation) (An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
As at June 30	2007	2006
		(Note 1)
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,496,900	344,716
Amounts receivable	31,780	2,945
Prepaid expenses	24,605	-
	5,553,285	347,661

INVESTMENT (Note 3)	1	-

MINERAL PROPERTIES (Note 4)	6,249,532	331,483

DEFERRED ACQUISITION COSTS	-	74,982
	11,802,818	754,126

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	488,637	65,021

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	12,178,803	763,586
Contributed surplus (Note7)	2,421,932	-
Deficit	(3,286,554)	(74,481)
	11,314,181	689,105
	11,802,818	754,126

NATURE OF OPERATIONS (Note 1)

COMMITMENTS (Notes 4 and 5)

SUBSEQUENT EVENTS (Note 10)

APPROVED ON BEHALF OF THE BOARD,

Signed:  Giulio T. Bonifacio

Director

Signed:  Brian P. Kirwin

Director

The accompanying notes are an integral part of these consolidated financial statements

Nevada Copper Corp. (formerly Astron Resources Corporation) (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)
For the years ended June 30	2007	2006	2005
		(Note 1)	(Note 1)
	$	$	$

EXPENSES
General and administrative (Note 9)	606,386	37,795	23,819
Business Development	275,898	-	-
Exploration	78,695	13,217	-
Foreign Exchange	5,496	29,253	-
Stock-based compensation	2,373,200	-	-
	3,339,675	80,265	23,819
OTHER
Interest Income	127,602	192	-
LOSS FOR THE YEAR	(3,212,073)	(80,073)	(23,819)
RETAINED EARNINGS (DEFICIT), beginning of year	(74,481)	5,592	29,411
RETAINED EARNINGS (DEFICIT), end of year	(3,286,554)	(74,481)	5,592
LOSS PER COMMON SHARE
Basic and diluted	(0.11)	(0.00)	(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES	28,082,929	17,180,000	1,566,679

The accompanying notes are an integral part of these consolidated financial statements

Nevada Copper Corp. (formerly Astron Resources Corporation) (An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Canadian Dollars)
For the years ended June 30	2007	2006	2005
		(Note 1)
	$	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the period	(3,212,073)	(80,073)	(23,819)
Items not affecting cash
Stock-based compensation	2,373,200	-	-
	(838,873)	(80,073)	(23,819)
Changes in non-cash working capital items
Amounts receivable	(21,860)	(2,945)	-
Income tax recoverable	-	-	28,997
Prepaid expenses	(21,636)	-	-
Accounts payable and accrued liabilities	219,989	65,021	(11,901)
	(662,380)	(17,997)	(6,723)

INVESTING ACTIVITIES
Cash acquired on reverse takeover (Note 1)	37,289	-	-
Mineral properties (Note 4)	(5,918,049)	(331,483)	-
Deferred acquisition costs	-	(74,982)	-
	(5,880,760)	(406,465)	-

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs (Note 6)	11,695,324	763,585	-

INCREASE (DECREASE) IN CASH	5,152,184	339,123	(6,723)
CASH AND CASH EQUIVALENTS, beginning of year	344,716	5,593	12,316
CASH AND CASH EQUIVALENTS, end of year	5,496,900	344,716	5,593

SUPPLIMENTARY INFORMATION:

Interest Paid	-	-	-
Interest Received	127,602	192	-
Income Tax Paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

1.

NATURE OF OPERATIONS

Nevada Copper Corp. (the “Corporation” or “Nevada Copper”), formerly “Astron Resources Corporation”, is an exploration stage mining company engaged in the identification, acquisition and exploration of copper and other mineral properties located in the United States.

Nevada Copper was incorporated on June 16, 1999, under the Business Corporations Act of the Yukon as African Venture Corporation and changed its name to Astron Resources Corporation on July 23, 1999.

On August 15, 2006, Nevada Copper acquired its subsidiary, 607792 British Columbia Ltd. (“607792 BC”), a British Columbia incorporated company, through an exchange of shares and completed its Qualifying Transaction and commenced trading on the TSX Venture Exchange (“TSX-V”) on August 17, 2006. As the transaction constitutes a reverse takeover (“RTO”), these consolidated financial statements are a continuation of the historical financial statements of 607792 BC as it is identified as the continuing entity.

On November 3, 2006 shareholders unanimously approved the name change of “Astron Resources Corporation” to “Nevada Copper Corp.”  The name change was approved by the TSX-V and shares commenced trading on the TSX-V under the symbol NCU on November 16, 2006.

On August 16, 2007 the Corporation’s common shares were approved for listing and commenced trading on the Toronto Stock Exchange (“TSX”) under its current stock symbol. The Corporation’s shares were delisted from the TSX-V on the same day (Note 10).

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The Corporation will be required to raise additional funding to complete its long-term business objectives.  Failure to raise additional funding may require the Corporation to reduce operations.

2.

SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries 607792 BC and Pumpkin Copper Inc. (incorporated in Nevada, United States). All significant inter-company transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property deferred costs, amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations.

Foreign currency translation

The reporting and functional currency of the Corporation and its Canadian subsidiary 607792 BC is the Canadian dollar. The Corporation’s foreign subsidiary Pumpkin Copper Inc. is dependent on funding from the Corporation.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation (continued)

Accordingly, the temporal method of translating the accounts of the foreign subsidiary has been adopted. Under this method, monetary assets and liabilities are translated to Canadian dollars at the prevailing year end exchange rate. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Translation gains and losses are included in the statement of operations and deficit.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest bearing securities that are readily convertible to known amounts of cash and those that have maturities of three months or less when acquired.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and commitments. The fair values of these financial instruments approximate their carrying values due to the relatively short-term maturity of these instruments.

Financial instruments that potentially subject the Corporation to concentration of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Corporation places these instruments with high credit quality financial institutions.

The Corporation has operations in the United States which are transacted into U.S. dollars. Accordingly, the Corporation is exposed to foreign exchange risk in respect to these transactions. The Corporation has not undertaken hedging activities to mitigate this risk.

Mineral properties and deferred exploration costs

Costs related to mineral activities, which include the investigation, acquisition, exploration, and development of mining properties, are capitalized on a property-by-property basis until such time as the Corporation determines that economically recoverable reserves are established or the property is evaluated as non-productive or uneconomical.

Costs relating to non-productive or uneconomical properties are charged to earnings and written down to their net recoverable amounts. The recovery of the carrying amount of mineral properties is dependent upon the future commercial success of the properties or from proceeds of disposition. The amounts shown for mineral properties represent costs incurred to date and are not intended to reflect present or future values.

Asset retirement obligations

The Corporation recognizes and records the fair value of the liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related asset using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and the increase in the carrying value of the asset is amortized on the same basis as exploration properties.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Environmental protection and reclamation costs

The operations of the Corporation may be affected from time to time by changes in environmental regulations, including those for future rehabilitation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Corporation may vary from region to region and are not entirely predictable. The Corporation’s policy is to meet standards set by relevant legislation, by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of earnings as incurred or capitalized and amortized depending upon their future economic benefits. The Corporation does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration.

Deferred acquisition costs

The Company defers external incremental costs of proposed acquisitions if such acquisitions are considered more than likely to be completed. Deferred acquisition costs are charged to share capital when the related shares are issued. Costs relating to financing transactions that are not completed, or for which successful completion is considered unlikely, are charged to operations.

Impairment of long-lived assets

The Corporation monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Corporation’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted estimate of future cash flows from use or disposal of the asset.

Income taxes

The Corporation accounts for income taxes under the asset and liability method. Under this method, temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are measured using tax rates anticipated to be in effect in the periods that the temporary differences are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs.

Stock-based compensation

The Corporation applies the fair value method to stock-based payments for all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the related contributed surplus are credited to share capital.

Loss per share

Basic loss per share is calculated by dividing net loss available to the shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options and warrants by application of the treasury stock method. Outstanding stock options and share purchase warrants that would potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Segmented information

The Corporation conducts it business in a single geographic segment being the acquisition, exploration and development of mineral properties. All mineral properties are located in the United States.

Comparative figures

Certain comparative figures have been reclassified where applicable to conform to the presentation adopted in the current year.

3.

INVESTMENT

The Corporation, as a result of the RTO as described in Note 1, holds 900,000 common shares of Pak-It Technologies Inc., a private company, which are carried at a nominal value of $1. The fair value of these shares is not yet determinable.

4.

MINERAL PROPERTIES

Pumpkin Hollow Copper Development Property

On December 1, 2005, the Corporation entered into an Option Agreement to acquire a ten year lease of mining rights (the “Lease”), effective May 4, 2006 and expiring May 4, 2016, to the Pumpkin Hollow Copper Development Property (the “Property”) located in north-western Nevada, United States, approximately one hundred miles southeast of Reno. The Property is located within a contiguous 12 square miles land package comprised of patented and unpatented claims. During the 2006 fiscal year, the Corporation paid $90,722 (US$80,000) to the lessor in full payment of the option requirements and obtained a 100% interest of the Property pursuant to the lease terms. The Corporation has the option to extend this lease for up to three additional ten year terms.

Under the terms of the Lease, the Corporation is required to make the following lease payments:

Due Date	US$
May 4, 2007	75,000	(paid)
May 4, 2008	100,000
May 4, 2009	125,000
May 4, 2010	150,000
May 4, 2011	150,000

	600,000

Following May 4, 2011, the Corporation is required to pay advance royalty payments of US$600,000 annually until the expiry of the Lease on May 4, 2016. Total advance royalty payments under this obligation are US$3,000,000.

The Property is subject to a 5% royalty on the net return value on products other than copper, and a sliding scale royalty of 4% to 6% on the net return value on copper based on the price of copper per pound. The advance royalty payments are offset against this royalty obligation.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

4.

MINERAL PROPERTIES (continued)

The Corporation is obligated to make exploration and development expenditures on the Property of at least US$4,000,000 during the first three years of the Lease, with expenditures of at least US$500,000 each year, and additional US$4,000,000 during the 4th through 6th years of the Lease, with expenditures of at least US$500,000 each year. As at June 30, 2007 the Corporation has incurred cumulative expenditures of $6,249,532 on exploration and development since acquiring the property.

The Corporation may extend the Lease for up to three additional terms of ten years each, subject to continuous mining activities, payment of advance royalty payments of at least US$3,000,000 in the first ten-year term and payment of production royalties and minimum royalty payments of US$10,000,000 in each subsequent ten-year term.

Project expenditures capitalized as of June 30, 2005, 2006 and 2007 consisted of the following:

	June 30, 2005	June 30, 2006	Expenditures	June 30, 2007
	$	$	$	$
Property payments	-	90,722	253,757	344,479
Exploration	-	196,753	825,559	1,022,312
Engineering	-	-	147,701	147,701
Drilling	-	-	4,473,604	4,473,604
Permit/Environmental	-	20,222	81,513	101,735
Plant and Equipment	-	21,376	125,170	146,546
Property Caretaking	-	2,410	10,745	13,155
Total	-	331,483	5,918,049	6,249,532

5.

RELATED PARTY TRANSACTIONS

During the year, the Corporation incurred management and administration services of $115,000 (2006 - $30,000) from a company with common directors.

The Corporation entered into management agreements with certain members of senior management. In the event that there is a change of control, the Corporation is committed to pay severance payments equivalent to three years of salary.

Related party transactions are recorded at the amount paid or received as established by contract or as agreed upon by the Corporation and the related party.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

6.

SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares without par value.

Issued	Number of Common Shares	Amount
		$
Balance, June 30, 2005	1,000	1
Issued for cash at US$0.01 per share	2,800	33
Issued for cash at US$4.84 per share	6,200	35,250
Share subdivision at 1 to 1,970	19,690,000	-
Issued for cash at $0.00001 per share	300,000	3
Issued for cash at US$0.34 per share	1,980,000	783,586
Share issue costs	-	(55,287)
Balance, June 30, 2006	21,980,000	763,586

Shares exchanged on RTO (Note 1)	(21,980,000)	-
Shares exchanged on RTO (Note 1)	17,480,000	(231,375)
Adjustment of Nevada Copper’s issued shares before RTO	4,256,600	-
Exercise of special warrants at no further considerations	4,800,000	-
Private placement financing, gross proceeds	8,414,236	11,250,000
Exercise of warrants	602,302	766,457
Contributed surplus reallocated on exercise of warrants	-	152,218
Share issue costs	-	(522,083)
Balance, June 30, 2007	35,553,138	12,178,803

On December 6, 2005, the Corporation issued 2,800 common shares at US$0.01 per share for gross proceeds of $33 (US$28).

On December 7, 2005, the Corporation issued 6,200 common shares at US$4.84 per share for gross proceeds of $35,250 (US$30,008).

On March 13, 2006, the Board of Directors approved the subdivision of the existing 10,000 common shares issued and outstanding into 19,700,000 common shares.

On March 13, 2006, the Corporation issued 300,000 common shares at $0.00001 per shares for gross proceeds of $3.

On April 10, 2006, the Corporation closed a non-brokered private placement of 1,840,299 common shares at US$0.34 per share for gross proceeds of $728,299 (US$625,702). The Corporation also issued 139,701 common shares as finder’s fees in respect to the private placement.

On August 15, 2006, the Corporation completed the acquisition of 100% of the outstanding common shares of 607792 BC in exchange for an aggregate of 17,180,000 common shares and 4,800,000 special warrants of the Corporation. Each special warrant entitles the holder to acquire one common share of the Corporation for no additional consideration for a period of 10 years from the closing. An aggregate of 14,216,800 of these common shares and the 4,800,000 special warrants were subject to escrow restrictions in accordance with the rules of the TSX Venture Exchange. The Corporation also issued 300,000 common shares to Pacific International Securities Inc. as a finder’s fee in respect of the acquisition of 607792 BC.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

6.

SHARE CAPITAL (continued)

In addition, the Corporation completed a concurrent brokered private placement through Pacific International Securities Inc. raising gross proceeds of $5,000,000 by the issuance of 5,000,000 units at a purchase price of $1.00 per unit. Each unit consists of one common share and one non-transferable share purchase warrant of the Corporation.  Each warrant is exercisable to acquire one common share at an exercise price of $1.50 per share until August 15, 2008. The Corporation also paid Pacific International Securities Inc. a corporate finance fee of $10,000, a commission of $113,422 in cash and 286,578 units having the same terms as those distributed under the financing, and 400,000 agent’s warrants that are exercisable into 400,000 common shares of the Corporation at an exercise price of $1.05 per share until August 15, 2008. The fair value of these agent’s warrants was $200,950.

On January 10, 2007 the Corporation closed a non-brokered private placement of 1,000,000 units at the price of $1.25 per unit for gross proceeds of $1,250,000 with Longview Capital Partners Incorporated. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase an additional common share of Nevada Copper at a price of $1.50 per share for a period of 18 months expiring July 9, 2008. All securities issued in connection with the private placement were subject to a four month hold period which expired on May 10, 2007.

On May 29, 2007 the Corporation closed a non-brokered private placement of 2,127,658 units at a purchase price of $2.35 per unit for gross proceeds of $5,000,000 with the Blackfish-Investec Resources Special Situations Fund and Investec Bank (UK) Limited. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share of the Corporation at a purchase price of $2.90 per share for a period of 24 months expiring May 29, 2009. All securities issued in connection with the private placement are subject to a four month hold period expiring September 29, 2007.

Subsequent to June 30, 2007, 552,520 common shares were issued at $1.50 per share and 29,823 common shares were issued at $1.05 per share on exercise of share purchase warrants.

On August 30, 2007, the Corporation granted stock options to directors, officers, consultants and employees of the Corporation to purchase up to 546,000 common shares of the Corporation pursuant to the Corporation’s Stock Option Plan. The options are exercisable on or before August 30, 2012 at a price of $1.90 per share.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan approved by the shareholders on December 7, 2005 and subsequently approved by the Corporation’s shareholders on November 3, 2006. Subject to the approval of the shareholders, TSX and the Board of directors, the Corporation has proposed a new stock option plan (the “Plan”) which complies with the rules and policies of TSX. The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date including options granted prior to the adoption of the Plan. Options granted may not exceed a term of 10 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately expire. All options vest when granted unless otherwise specified by the Board of Directors.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

6.

SHARE CAPITAL (continued)

As of June 30, 2007 the Corporation has stock options outstanding and exercisable to acquire an aggregate of 3,059,000 common shares to directors, officers, employees and consultants summarized as follows. All of these options vested upon grant. The options have a weighted average remaining life of 4.19 years.

	Number of	Weighted Average Exercise	Expiry
	Options	Price	Date
Balance, June 30, 2006 and 2005	-	-

Granted	2,629,000	$1.00	August 15, 2011
Granted	320,000	$1.50	December 19, 2011
Cancelled	(35,000)	$1.50	December 19, 2011
Granted	145,000	$2.60	May 2, 2012
Balance, June 30, 2007	3,059,000	$1.12

During the year ended June 30, 2007, under the fair value based method $2,373,200 in compensation expense was recorded and charged to operation. The Corporation uses the Black-Scholes option pricing model to value stock options which requires management to make estimates that are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used in deriving the weighted average fair value of $0.77 per option:

Risk free interest rate

4.17%

Expected dividend yield

0%

Expected stock price volatility

94%

Expected life in years

4

Warrants

As of June 30, 2007 the Corporation has common share purchase warrants outstanding to acquire an aggregate of 6,648,105 common shares:

	Number of	Exercise	Expiry
	Warrants	Price	Date
Balance, June 30, 2006 and 2005	-	-
Special warrants granted on RTO	4,800,000	Nil	August 15, 2011
Special warrants exercised	(4,800,000)	Nil	August 15, 2011
Agent’s warrants granted on financing	400,000	$1.05	August 15, 2008
Agent’s warrants exercised	(304,436)	$1.05	August 15, 2008
Warrants granted on financing	5,286,578	$1.50	August 15, 2008
Warrants exercised	(297,866)	$1.50	August 15, 2008
Warrants granted on financing	500,000	$1.50	July 9, 2008
Warrants granted on financing	1,063,829	$2.90	May 29, 2009
Balance, June 30, 2007	6,648,105

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

6.

SHARE CAPITAL (continued)

During the year ended June 30, 2007, the Corporation issued a total of 400,000 agent’s warrants as finder’s fees. The fair value of the warrants issued was determined to be $200,950 using the Black-Scholes option pricing model, and using the following average assumptions:

Risk free interest rate	4.19%
Expected dividend yield	0%
Expected stock price volatility	94%
Expected life in years	2

The weighted average fair value of agent’s warrants granted during the year ended June 30, 2007 was $0.50 per warrant.

The following table summarizes the share purchase warrants outstanding and exercisable as at June 30, 2007

Number of Warrants	Exercise Price	Expiry Dates
500,000	$1.50	July 9, 2008
95,564	$1.05	August 15, 2008
4,988,712	$1.50	August 15, 2008
1,063,829	$2.90	May 29, 2009
6,648,105

Securities held in escrow

At June 30, 2007, 14,440,900 common shares of the 21,980,000 securities issued to acquire 607792 BC remained in escrow and are subject to release over a period of up to three years from the date of the acquisition on August 15, 2006. The reduction of escrow term from six to three years was the result of the Corporation graduation from a Tier 2 issuer to a Tier 1 issuer on February 8, 2007.

As a result of the Corporation’s listing on the TSX on August 16, 2007, the remaining common shares held in escrow are subject to the National Escrow Policy 46-201 concerning escrow shares which will effectively reduce the escrow term from three years to 18 months from August 15, 2006.

Subsequent to June 30, 2007 an additional 2,941,670 common shares under escrow were released (Note 10).

7.

CONTRIBUTED SURPLUS

Contributed surplus arose from the following items:

2007
$

Balance, June 30, 2006 and 2005	-
Fair value of agent’s warrants issued	200,950
Fair value of stock options granted	2,373,200
Reallocation on agent’s warrants exercised	(152,218)
Balance, June 30, 2007	2,421,932

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

8.

INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2007	2006	2005

Canadian statutory income tax rate	34.12%	34.12%	34.12%
	$	$	$
Income tax recovery at statutory rate	1,095,959	27,320	8,127
(Decrease) increase resulting from:
Stock-based compensation	(809,736)	-	-
Share issue costs	48,455	-	-
Valuation allowance	(334,678)	(27,320)	(8,127)

Income tax recoverable	-	-	-

The tax effects of temporary differences that give rise to significant portions of the future tax assets (liabilities) at June 30, 2007 and 2006 are as follow:

	2007	2006	2005
	$	$	$
Non-capital losses carried forward	632,500	237,000	28,300
Share issue costs	193,800	-	-
Mineral properties	(98,300)	-	-
Valuation allowance	(728,000)	(237,000)	(28,300)

	-	-	-

The Corporation has approximately $1,483,500 (2006 - $695,000; 2005 - $83,000) in non-capital losses carried forward, which can be applied to reduce future taxable income. These losses expire in:

$
2008	129,700
2009	90,800
2010	112,300
2014	65,000
2015	53,500
2026	131,300
2027	900,900

1,483,500

Pumpkin Copper Inc. has approximately US$361,000 (2006 – US$ Nil; 2005 – US$ Nil) non-capital losses carried forward, which can be applied to reduce future taxable income and expire in 2027.

The Corporation has not recognized any future income tax assets. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carry-forward periods to utilize all future income tax assets.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

9.

GENERAL AND ADMINISTRATION

	2007	2006	2005
	$	$	$
Investor relations	201,101	5,885	-
Insurance	23,700	-	-
Office expenses	67,181	810	21
Professional fees	108,071	6,500	23,798
Regulatory filing and transfer fees	49,419	-	-
Salaries	156,914	24,600	-
	606,386	37,795	23,819

10.

SUBSEQUENT EVENTS

a)

On August 16, 2007 the Corporation’s common shares were approved for listing and commenced trading on the Toronto Stock Exchange (“TSX”) under its current stock symbol “NCU”. The Corporation’s shares were delisted from the TSX-Venture Exchange on the same day.

b)

On August 30, 2007, the Corporation granted stock options to directors, officers, consultants and employees of the Corporation to purchase up to 546,000 common shares of the Corporation pursuant to the Corporation’s Stock Option Plan. The options are exercisable on or before August 30, 2012 at a price of $1.90 per share.

c)

Subsequent to June 30, 2007, 552,520 common shares were issued at $1.50 per share and 29,823 common shares were issued at $1.05 per share on exercise of share purchase warrants.

d)

Subsequent to June 30, 2007 an additional 2,941,670 common shares were released from escrow.

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Mineral properties and deferred exploration costs

US GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Corporation is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff has indicated that their interpretation of US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Corporation has expensed all mineral property exploration and land use costs for US GAAP purposes. The costs remaining for US GAAP purposes relate to mineral property acquisition costs.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

 (b)

Unrealized holding gains and losses on marketable securities

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) requires that the Corporation’s marketable securities be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Corporation’s marketable securities are presented at lower of cost or market value before January, 2007 under Canadian GAAP. As the market value is not determinable, there are no significant differences between the carrying value and market value of the securities which would be recorded in comprehensive income for US GAAP purposes for any of the years presented in these consolidated financial statements.

(c)

Reporting comprehensive loss

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss equals loss for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive loss be reported in a financial statement. For the years ended December 31, 2007, 2006 and 2005, comprehensive loss equals the loss for the year.

(d)

Exploration stage company

Pursuant to US GAAP, the Corporation would be subject to the disclosure requirements applicable to an exploration stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(e)

Escrow Shares

Under Canadian GAAP, common shares issued with escrow restrictions are recorded at the issue price and are not revalued upon release from escrow.

Under US GAAP, escrow shares that are released upon the Corporation meeting certain performance criteria are considered contingently issuable. These escrow shares are excluded from the computation of weighted average number of common shares outstanding. The difference between the fair value of the escrow shares at the time of their release from escrow and the original issue price is accounted for as compensation expense at the time the escrow shares are released from escrow.

(f)

Consolidated statements of cash flows

The Corporation has included a subtotal in cash flows from operating activities. Under US GAAP, no such subtotal would be disclosed.

(g)

Income taxes

Under Canadian GAAP, future tax assets and liabilities recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Recent accounting pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SEAS No. 141 (revised 2007) “Business Combinations”. SEAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SEAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In December 2007, the FASB issued SEAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements- an amendment of ARB No. 51”. SEAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SEAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Recent accounting pronouncements (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative an qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 is not expected to have a material effect on the Company’s reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(h)

Recent accounting pronouncements (continued)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"; to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and SFAS No. 3”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS No. 154 are effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

(i)

Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

(i)	Assets
		2007	2006
		$	$

	Total assets, under Canadian GAAP	11,802,818	754,126
	Adjustment for mineral properties land use and deferred exploration costs (note 15(a))	(6,249,532)	(331,483)
	Total assets, under US GAAP	5,553,286	422,643

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(i)

Reconciliation (continued)

(ii)	Deficit
		2007	2006
		$	$

	Deficit, under Canadian GAAP	(3,286,554)	(74,481)
	Mineral properties land use and deferred exploration costs	(6,249,532)	(331,483)
	Compensation expense in escrow shares	(2,306,960)	-
	Deficit, under US GAAP	(11,843,046)	(405,964)

(iii)	Contributed surplus
		2007	2006
		$	$

	Contributed surplus, under Canadian GAAP	2,421,932	-
	Compensation expense in escrow shares	2,306,960	-
	Contributed surplus, under US GAAP	4,728,892	-

(vi)	Shareholders’ equity
		2007	2006
		$	$

	Share capital	12,178,803	763,586
	Contributed surplus, under US GAAP	4,728,892	-
	Deficit, under US GAAP	(11,843,046)	(405,964)
	Share capital, under US GAAP	5,064,649	357,622

Nevada Copper Corp. (formerly Astron Resources Corporation)

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the years ended June 30, 2007 and 2006

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(i)

Reconciliation (continued)

(v)	Loss, loss per share and comprehensive loss:
	Year Ended :	2007	2006	2005
		$	$	$

	Loss for the year, under Canadian GAAP	(3,286,554)	(74,481)	(23,819)
	Adjustment for mineral property land use and deferred exploration costs	(6,249,532)	(331,483)	-
	Compensation expense on escrow shares	(2,306,960)	-	-
	Loss and comprehensive loss for the year, under US GAAP	(11,843,046)	(405,964)	(23,819)
	Weighted average number of common shares outstanding under US GAAP, basic and diluted	28,082,929	17,180,000	1,566,679
	Basic and diluted loss per share, under US GAAP	(0.42)	(0.02)	(0.02)

(vi)	Statement of Cash Flows Cash provided by (used in) operating activities
	Year Ended:	2007	2006	2005
		$	$	$

	Cash used in operating activities, under Canadian GAAP	(662,380)	(17,997)	(6,723)
	Adjustment for mineral properties and deferred exploration (note 15(a))	(5,918,049)	(331,483)	-
	Cash used in operating activities, under US GAAP	(6,580,429)	(349,480)	(6,723)

	Cash used in investing activities, under Canadian GAAP	(5,880,760)	(406,465)	-
	Adjustment for mineral properties and deferred exploration (note 15(a))	5,918,049	331,483	-
	Cash used in investing activities, under US GAAP	37,289	(74,982)	-

Nevada Copper Corp.

Consolidated Financial Statements

For the nine months ended March 31, 2008

(Unaudited – Prepared by management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

Nevada Copper Corp.
CONSOLIDATED BALANCE SHEETS
(In Canadian Dollars)
(Unaudited - Prepared by Management)	March 31,	June 30,
	2008	2007
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,508,153	5,496,900
Amounts receivable	81,746	31,780
Prepaid expenses	34,442	24,605
	2,624,341	5,553,285

INVESTMENT (Note 4)	1	1

MINERAL PROPERTIES (Note 5)	9,795,348	6,249,532
	12,419,690	11,802,818

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	542,304	488,637

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	14,266,423	12,178,803
Contributed surplus (Note 8)	3,271,632	2,421,932
Deficit	(5,660,669)	(3,286,554)
	11,877,386	11,314,181
	12,419,690	11,802,818

SUBSEQUENT EVENTS (Note 10)

APPROVED ON BEHALF OF THE BOARD,

Signed:  Giulio T. Bonifacio

Director

Signed:  Brian P. Kirwin

Director

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In Canadian Dollars)
(Unaudited - Prepared by Management)	Three Months		Nine Months
	Ended March 31,		Ended March 31,
	2008	2007	2008	2007
	$	$	$	$
LOSS FOR THE PERIOD	(660,327)	(239,152)	(2,374,115)	(2,227,669)

OTHER COMPREHENSIVE INCOME (LOSS)	-	-	-	-
(Note 3)
COMPREHENSIVE LOSS FOR THE PERIOD	(660,327)	(239,152)	(2,374,115)	(2,227,669)

Nevada Copper Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)
(Unaudited - Prepared by Management)	Three Months		Nine Months
	Ended March 31,		Ended March 31,
	2008 2008	2007 2007	2008 2008	2007 2007
	$	$	$	$
EXPENSES
General and administrative (Note 9)	640,226	162,014	1,229,003	501,364
Business development	82,500	102,598	430,687	102,598
Exploration	-	7,405	-	51,705
Foreign exchange	(37,431)	-	(15,964)	-
Stock-based compensation	-	-	849,700	1,669,030
	685,295	272,017	2,493,426	2,324,697
OTHER
Interest income	24,968	32,865	119,311	97,028
LOSS FOR THE PERIOD	(660,327)	(239,152)	(2,374,115)	(2,227,669)
DEFICIT, beginning of the period	(5,000,342)	(2,060,911)	(3,286,554)	(72,394)
DEFICIT, end of the period	(5,660,669)	(2,300,063)	(5,660,669)	(2,300,063)
LOSS PER COMMON SHARE
Basic and diluted	(0.02)	(0.1)	(0.07)	(0.09)
WEIGHTED AVERAGE NUMBER OF SHARES	36,678,956	30,522,409	36,305,340	24,510,663

The accompanying notes are an integral part of these consolidated financial statements

Nevada Copper Corp.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Canadian Dollars)
(Unaudited – Prepared by Management)	Three Months		Nine Months
	Ended March 31,		Ended March 31,

	$	$	$	$
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss for the period	(660,327)	(239,152)	(2,374,115)	(2,227,669)
Items not affecting cash
Stock-based compensation	-	-	849,700	1,669,030
	(660,327)	(239,152)	(1,524,415)	(558,639)
Changes in non-cash working capital items
Amounts receivable	1,357	5,370	(49,966)	(54,813)
Prepaid expenses	(16,883)	7,110	(9,837)	(11,840)
Accounts payable and accrued liabilities	312,160	(204,911)	53,667	(15,185)
	(363,693)	(431,583)	(1,530,551)	(640,477)

INVESTING ACTIVITIES
Mineral properties (Note 5)	(1,762,119)	(1,887,516)	(3,545,816)	(3,219,579)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs (Note 7)	837,526	1,559,126	2,087,620	6,267,116
INCREASE(DECREASE) IN CASH	(1,288,286)	(759,973)	(2,988,747)	2,407,060
CASH AND CASH EQUIVALENTS, beginning of the period	3,796,439	3,511,749	5,496,900	344,716
CASH AND CASH EQUIVALENTS, end of the period	2,508,153	2,751,776	2,508,153	2,751,776

SUPPLEMENTARY INFORMATION:

Interest Paid	-	-	-	-
Interest Received	24,968	32,865	119,311	97,028
Income Tax Paid	-	-	-	-

The accompanying notes are an integral part of these consolidated financial statements

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

Nevada Copper Corp. (the “Corporation” or “Nevada Copper”), formerly “Astron Resources Corporation”, is an exploration stage mining company engaged in the identification, acquisition and exploration of copper and other mineral properties located in the United States.

Nevada Copper was incorporated on June 16, 1999, under the Business Corporations Act of the Yukon as African Venture Corporation and changed its name to Astron Resources Corporation on July 23, 1999.

On August 15, 2006, Nevada Copper acquired 607792 British Columbia Ltd. (“607792 BC”), a British Columbia incorporated company, through an exchange of shares and completed its Qualifying Transaction and commenced trading on the TSX Venture Exchange (“TSX-V”) on August 17, 2006. As the transaction constitutes a reverse takeover (“RTO”), these consolidated financial statements are a continuation of the historical financial statements of 607792 BC as it is identified as the continuing entity.

On November 3, 2006 shareholders unanimously approved the name change of “Astron Resources Corporation” to “Nevada Copper Corp.”  The name change was approved by the TSX-V and shares commenced trading on the TSX-V under the symbol NCU on November 16, 2006.

On August 16, 2007 the Corporation’s common shares were approved for listing and commenced trading on the Toronto Stock Exchange (“TSX”) under its current stock symbol. The Corporation’s shares were delisted from the TSX-V on the same day.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles.  The Corporation will be required to raise additional funding to complete its long-term business objectives.  Failure to raise additional funding may require the Corporation to reduce operations.

2.

BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements.  These statements follow the same accounting policies and methods of application of the most recent annual audited financial statements.  Accordingly, they should be read in conjunction with the most recent annual audited financial statements of the Corporation.  In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statement have been made.

3.

CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2007, the Corporation has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

In accordance with this new standard the Corporation now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

3.      CHANGES IN ACCOUNTING POLICIES (continued)

The Corporation has classified its short-term investments as held-to-maturity and therefore carries its short-term investments at amortized cost. This change in accounting policy had no material effect on the Corporation’s previous financial statements.

The Corporation has classified its investment in Pak-It (Note 4) as available-for-sale with undeterminable market value and therefore recorded no unrealized gain or loss in the other comprehensive income.

Comprehensive Income (CICA handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  In accordance with this new standard, the Corporation now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, and has been added to the shareholders’ equity section of the consolidated balance sheet.  The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. There was no accumulated other comprehensive income for the nine month period ended March 31, 2008.

Hedges (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Corporation has not designated any hedging relationships.

4.

INVESTMENT

The Corporation, as a result of the RTO as described in Note 1, holds 900,000 common shares of Pak-It Technologies Inc., a private company, which are carried at a nominal value of $1. The fair value of these shares is not yet determinable.

5.

MINERAL PROPERTIES

Pumpkin Hollow Copper Development Property

On December 1, 2005, the Corporation entered into an Option Agreement to acquire a ten year lease of mining rights (the “Lease”), effective May 4, 2006 and expiring May 4, 2016, to the Pumpkin Hollow Copper Development Property (the “Property”) located in north-western Nevada, United States, approximately one hundred miles southeast of Reno. The Property is located within a contiguous 21 square mile land package comprised of patented and unpatented claims. During the 2006 fiscal year, the Corporation paid $90,722 (US$80,000) to the lessor in full payment of the option requirements and obtained a 100% interest of the Property pursuant to the lease terms. The Corporation has the option to extend this lease for up to three additional ten year terms.

Under the terms of the Lease, the Corporation is required to make the following lease payments:

Due Date	US$

May 4, 2007	75,000	(paid)
May 4, 2008	100,000	(paid April 30, 2008)
May 4, 2009	125,000
May 4, 2010	150,000
May 4, 2011	150,000

	600,000

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

5.

MINERAL PROPERTIES (continued)

Following May 4, 2011, the Corporation is required to pay advance royalty payments of US$600,000 annually until the expiry of the Lease on May 4, 2016. Total advance royalty payments under this obligation are US$3,000,000.

The Property is subject to a 5% royalty on the net return value on products other than copper, and a sliding scale royalty of 4% to 6% on the net return value on copper based on the price of copper per pound. The advance royalty payments are offset against this royalty obligation.

The Corporation is obligated to make exploration and development expenditures on the Property of at least US$4,000,000 during the first three years of the Lease, with expenditures of at least US$500,000 each year, and additional US$4,000,000 during the 4th through 6th years of the Lease, with expenditures of at least US$500,000 per year. As of March 31, 2008 the Corporation has incurred cumulative expenditures of $10,101,517 on exploration and development since acquiring the property.

The Corporation may extend the Lease for up to three additional terms of ten years each, subject to continuous mining activities, payment of advance royalty payments of at least US$3,000,000 in the first ten-year term and payment of production royalties and minimum royalty payments of US$10,000,000 in each subsequent ten-year term.

Project expenditures capitalized as of June 30, 2007 and March 31, 2008 consisted of the following:

	June 30, 2007	Current Expenditures	March 31, 2008
	$	$	$
Property payments	344,479	22,197	366,676
Exploration	1,022,312	732,483	1,754,795
Engineering	147,701	951,717	1,099,418
Drilling	4,473,604	1,515,089	5,988,693
Permit/environmental	101,735	118,579	220,314
Plant and equipment	146,546	105,839	252,385
Property caretaking	13,155	31,261	44,416
Administration	-	68,651	68,651
Total	6,249,532	3,545,816	9,795,348

6.

RELATED PARTY TRANSACTIONS

During the nine month period ended March 31, 2008, the Corporation incurred management and administration services of $90,000 (2007 - $85,000) from a company with common directors.

Related party transactions are recorded at the amount paid or received as established by contract or as agreed upon by the Corporation and the related party.

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

7.

SHARE CAPITAL

Authorized

The Corporation is authorized to issue an unlimited number of common shares without par value.

Issued

	Number of Common Shares	Amount
		$
Balance, June 30, 2006	21,980,000	763,586

Shares exchanged on RTO (Note 1)	(21,980,000)	-
Shares exchanged on RTO (Note 1)	17,480,000	(231,375)
Adjustment of Nevada Copper’s issued shares before RTO	4,256,600	-
Exercise of special warrants at no further considerations	4,800,000	-
Private placement financing, gross proceeds	8,414,236	11,250,000
Exercise of warrants	602,302	766,457
Contributed surplus reallocated on exercise of warrants	-	152,218
Share issue costs	-	(522,083)
Balance, June 30, 2007	35,553,138	12,178,803

Exercise of warrants	1,390,344	2,042,620
Share issued	21,589	45,000
Balance, March 31, 2008	36,965,071	14,266,423

On August 15, 2006, in a reverse takeover acquisition, all of the outstanding shares of 607792 BC were exchanged for 17,180,000 common shares and 4,800,000 special warrants of the Corporation (see Note 1). Each special warrant entitles the holder to acquire one common share of the Corporation for no additional consideration for a period of 10 years from the closing. An aggregate of 14,216,800 of these common shares and the 4,800,000 special warrants were subject to escrow restrictions in accordance with the rules of the TSX Venture Exchange. The Corporation also issued 300,000 common shares to Pacific International Securities Inc. as a finder’s fee in respect of the acquisition of 607792 BC.

In addition, the Corporation completed a concurrent brokered private placement through Pacific International Securities Inc. raising gross proceeds of $5,000,000 by the issuance of 5,000,000 units at a purchase price of $1.00 per unit. Each unit consists of one common share and one non-transferable share purchase warrant of the Corporation.  Each warrant is exercisable to acquire one common share at an exercise price of $1.50 per share until August 15, 2008. The Corporation also paid Pacific International Securities Inc. a corporate finance fee of $10,000, a commission of $113,422 in cash and 286,578 units having the same terms as those distributed under the financing, and 400,000 agent’s warrants that are exercisable into 400,000 common shares of the Corporation at an exercise price of $1.05 per share until August 15, 2008. The fair value of these agent’s warrants was $200,950.

On January 10, 2007 the Corporation closed a non-brokered private placement of 1,000,000 units at the price of $1.25 per unit for gross proceeds of $1,250,000 with Longview Capital Partners Incorporated. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase an additional common share of Nevada Copper at a price of $1.50 per share for a period of 18 months expiring July 9, 2008. All securities issued in connection with the private placement were subject to a four month hold period which expired on May 10, 2007.

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

7.

SHARE CAPITAL (continued)

On May 29, 2007 the Corporation closed a non-brokered private placement of 2,127,658 units at a purchase price of $2.35 per unit for gross proceeds of $5,000,000 with the Blackfish-Investec Resources Special Situations Fund and Investec Bank (UK) Limited. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share of the Corporation at a purchase price of $2.90 per share for a period of 24 months expiring May 29, 2009. All securities issued in connection with the private placement were subject to a four month hold period which expired September 29, 2007.

During the nine months ended March 31, 2008, 1,295,020 share purchase warrants were exercised at $1.50 per share and 95,324 share purchase warrants were exercised at $1.05 per share for a gross proceed of $2,042,620. The Corporation also issued 21,589 common shares as compensation to a consultant with market value equivalent to $45,000.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan approved by the shareholders on December 7, 2005 and subsequently approved by the Corporation’s shareholders on November 3, 2006. On October 3, 2007, the Board of Directors approved a new stock option plan (the “Plan”) which complies with the rules and policies of TSX. The Plan was subsequently approved by shareholders on November 16, 2007. Under the Plan, the aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date including options granted prior to the adoption of the Plan. Options granted may not exceed a term of 10 years, and the term will be reduced to one year following the date of death. If the Optionee ceases to be qualified to receive options from the Corporation those options shall immediately expire. All options vest when granted unless otherwise specified by the Board of Directors. All outstanding options granted were merged and deemed to be outstanding under the Plan.

As of March 31, 2008 the Corporation has stock options outstanding and exercisable to acquire an aggregate of 3,605,000 common shares to directors, officers, employees and consultants summarized as follows. All of these options vested upon grant. The options have a weighted average remaining life of 3.59 years.

	Number of	Weighted Average Exercise	Expiry
	Options	Price	Date
Balance, June 30, 2006	-	-

Granted	2,629,000	$1.00	August 15, 2011
Granted	320,000	$1.50	December 19, 2011
Cancelled	(35,000)	$1.50	December 19, 2011
Granted	145,000	$2.60	May 2, 2012
Balance, June 30, 2007	3,059,000	$1.12

Granted	546,000	$1.90	August 30, 2012
Balance, March 31, 2008	3,605,000	$1.24

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

7.

SHARE CAPITAL (continued)

During the nine months ended March 31, 2008 under the fair value based method $849,700 (2007 – 1,669,030) in compensation expense was recorded and charged to operations. The Corporation uses the Black-Scholes option pricing model to value stock options which requires management to make estimates that are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following weighted average assumptions were used in deriving the weighted average fair value of $1.56 (2007 - $0.57) per option:

	March 31, 2008	June 30, 2007

Risk free interest rate	4.28%	4.17%
Expected dividend yield	0%	0%
Expected stock price volatility	121%	94%
Expected life in years	4.5	4.0

Warrants

As of March 31, 2008 the Corporation has common share purchase warrants outstanding to acquire an aggregate of 5,257,761 common shares:

	Number of	Exercise	Expiry
	Warrants	Price	Date
Balance, June 30, 2006	-	-
Agent’s warrants granted on financing	400,000	$1.05	August 15, 2008
Agent’s warrants exercised	(304,436)	$1.05	August 15, 2008
Warrants granted on financing	5,286,578	$1.50	August 15, 2008
Warrants exercised	(297,866)	$1.50	August 15, 2008
Warrants granted on financing	500,000	$1.50	July 9, 2008
Warrants granted on financing	1,063,829	$2.90	May 29, 2009
Balance, June 30, 2007	6,648,105

Warrants exercised	(1,295,020)	$1.50	August 15, 2008
Agent’s warrants exercised	(95,324)	$1.05	August 15, 2008
Balance, March 31, 2008	5,257,761

During the year ended June 30, 2007, the Corporation issued a total of 400,000 agent’s warrants as finder’s fees. The fair value of the warrants issued was determined to be $200,950 using the Black-Scholes option pricing model, and using the following average assumptions:

Risk free interest rate	4.19%
Expected dividend yield	0%
Expected stock price volatility	94%
Expected life in years	2

The weighted average fair value of agent’s warrants granted during the year ended June 30, 2007 was $0.50 per warrant. During the period ended March 31, 2008 no additional warrant was issued as finder’s fees.

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

7.

SHARE CAPITAL (continued)

The following table summarizes the share purchase warrants outstanding and exercisable as at March 31, 2008:

Number of Warrants	Exercise Price	Expiry Dates
500,000	$1.50	July 9, 2008
240	$1.05	August 15, 2008
3,693,692	$1.50	August 15, 2008
1,063,829	$2.90	May 29, 2009
5,257,761

Securities held in escrow

As of March 31, 2008, no outstanding share was held in escrow.

8.

CONTRIBUTED SURPLUS

Contributed surplus arose from the following items:

Amount
$

Balance, June 30, 2006	-
Fair value of agent’s warrants issued	200,950
Fair value of stock options granted	2,373,200
Reallocation on agent’s warrants exercised	(152,218)
Balance, June 30, 2007	2,421,932

Fair value of stock options granted	849,700
Balance, March 31, 2008	3,271,632

9.

GENERAL AND ADMINISTRATIVE

Nine Months Ended March 31,	2008	2007
	$	$
Public company expense	459,650	310,005
Salaries and management fees	208,253	95,267
Employee bonuses	350,000	-
TSX listing and related costs	99,100	-
Professional fees – legal and accounting	61,433	48,218
Office rent and expenses	29,155	31,284
Insurance	21,412	16,590
	1,229,003	501,364

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

10.

SUBSEQUENT EVENTS

a.

On April 30, 2008 the Corporation closed a bought deal private placement (the “Offering”) of 2,400,000 units (“Units”) at a purchase price of $2.70 per Unit for gross proceeds of $6,480,000 with a syndicate of underwriters, led by Acumen Capital Finance Partners Limited and including Fraser Mackenzie Limited (the “Underwriters”). Each Unit consists of one common share and one-half of a transferable common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one common share for a period of 18 months from closing at a price of $3.20 per share. In the event the Corporation’s common shares trade on the Toronto Stock Exchange at a price of $4.00 or greater for a period of 20 consecutive trading days, notice shall be provided to the Warrant holders advising them of an accelerated Warrant expiry deadline of 30 days from the date of notice.

The Underwriters were issued compensation options equal to 7% of the Units sold under the private placement. Each compensation option entitles the Underwriters to acquire a Unit at a price of $2.70 per Unit for a period of 18 months from closing with each Unit having the same terms as the Units issued to investors under the Offering.

All securities issued in connection with the private placement are subject to a four month hold period expiring September 1, 2008. Proceeds from the private placement will be applied toward the further development and advancement of the Pumpkin Hollow property.

b.

Subsequent to March 31, 2008, 40,000 common shares were issued at $1.50 on exercise of share purchase warrants.

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (“SEC”) that result in material measurement differences from Canadian GAAP are as follows:

(a)

Mineral properties and deferred exploration costs

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

 (b)

Unrealized holding gains and losses on investment

Statement of Financial Accounting Standards Board No. 115, “Accounting for Investments in Debt and Equity Securities” (“SFAS 115”) requires that the Corporation’s investments be classified as available-for-sale securities and that they be recorded at market value with unrealized gains or losses recorded outside of income as a component of shareholders’ equity unless a decline in value is considered to be other than temporary. The Corporation’s investment is presented at its carrying value. As the fair value of the investment is not determinable, there is no difference between the carrying amount for Canadian GAAP purposes and for US GAAP purposes for any of the years presented in these consolidated financial statements.

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(c)

Reporting comprehensive loss

Statement of Financial Accounting Standards No. 130 (“SFAS 130”) “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss equals loss for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive loss be reported in a financial statement. For the period ended March 31, 2008, 2007 and 2006, comprehensive loss equals the loss for the year.

(d)

Exploration stage company

Pursuant to US GAAP, the Corporation would be subject to the disclosure requirements applicable to an exploration stage enterprise as the Corporation is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Corporation as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(e)

Escrow Shares

Under Canadian GAAP, common shares issued with escrow restrictions are recorded at the issue price and are not revalued upon release from escrow.

Under US GAAP, escrow shares that are released upon the Corporation meeting certain performance criteria are considered contingently issuable. These escrow shares are excluded from the computation of weighted average number of common shares outstanding. The difference between the fair value of the escrow shares at the time of their release from escrow and the original issue price is accounted for as compensation expense at the time the escrow shares are released from escrow.

(f)

Consolidated statements of cash flows

The Corporation has included a subtotal within cash flows from operating activities. Under US GAAP, no such subtotal would be presented.

(g)

Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There are no significant differences between enacted and substantively enacted tax rates.

 (h)

Recent accounting pronouncements

US GAAP

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SEAS No. 141 (revised 2007) “Business Combinations”. SEAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SEAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

not expected to have a material effect on the Company’s future reported financial position or results of operations.

In December 2007, the FASB issued SEAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements- an amendment of ARB No. 51”. SEAS No.160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SEAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative an qualitative factors. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 is not expected to have a material effect on the Company’s reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"; to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

Canadian GAAP

In 2008, the Accounting Standards Board issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The Company is currently assessing the impact of the new standard and has not yet determined its effect on the Company’s financial statements.

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

In May 2007, the Accounting Standards Board issued CICA Handbook Section 3031, “Inventories”. Section 3031 introduces changes to the measurement and disclosure of inventory and converges with international financial reporting standards and is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In December 2006, the Accounting Standards Board issued CICA Handbook Section 3862, “Financial Instruments - Disclosure” and Section 3863, “Financial Instruments - Presentation” which replace Section 3861, “Financial Instruments - Disclosure and Presentation”. Section 3862 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. This section carries forward the former presentation requirements and is effective for fiscal years beginning on or after October 1, 2007. The Company is currently assessing the impact of the new disclosure standard and has not yet determined its impact on the Company’s financial statements.

In October 2006, the Accounting Standards Board issued CICA Handbook Section 1535, “Capital Disclosures”, which establishes standards for disclosing information about an entity’s capital and how it is managed. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company does not expect that the adoption of this standard will have a material impact on the Company’s financial statements.

(i)

Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

(i)	Assets
		March 31, 2008	June 30, 2007
		$	$

	Total assets, under Canadian GAAP	12,419,690	11,802,818
	Adjustment for mineral properties land use and deferred exploration costs (Note 11(a))	(9,795,348)	(6,249,532)
	Total assets, under US GAAP	2,624,342	5,553,286

(ii)	Deficit
		March 31, 2008	June 30, 2007
		$	$

	Deficit, under Canadian GAAP	(5,660,669)	(3,286,554)
	Mineral properties land use and deferred exploration costs	(9,795,348)	(6,249,532)
	Compensation expense for escrow shares released	(26,328,758)	(2,453,166)
	Deficit, under US GAAP	(41,784,775)	(11,989,252)

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(iii)	Contributed surplus
		March 31, 2008	June 30, 2007
		$	$

	Contributed surplus, under Canadian GAAP	3,271,632	2,421,932
	Compensation expense related to escrow shares	26,328,758	2,453,166
	Contributed surplus, under US GAAP	29,600,390	4,875,098

(iv)	Shareholders’ equity
		March 31, 2008	June 30, 2007
		$	$

	Share capital, under US GAAP	14,266,423	12,178,803
	Contributed surplus, under US GAAP	29,600,390	4,875,098
	Deficit, under US GAAP	(41,784,775)	(11,989,252)
	Shareholders’ equity, under US GAAP	2,082,038	5,064,649

(v)	Loss, loss per share and comprehensive loss:
		Nine Months Ended March 31,
		2008	2007	2006
		$	$	$

	Loss for nine months, under Canadian GAAP	(2,374,115)	(2,227,669)	(12,009)
	Adjustment for mineral property land use and deferred exploration costs	(3,545,816)	(3,219,579)	(35,397)
	Compensation expense on escrow shares	(23,875,592)	(2,453,166)	-
	Loss and comprehensive loss for the period, under US GAAP	(29,795,523)	(7,900,414)	(47,406)
	Weighted average number of common shares outstanding under Canadian GAAP, basic and diluted	36,305,340	24,510,663	10,000
	Adjustment for escrow shares at quarter ended	-	(14,440,900)	-
	Weighted average number of common shares outstanding under US GAAP, basic and diluted	36,305,340	10,069,763	10,000
	Basic and diluted loss per share, under US GAAP	(0.82)	(0.78)	(4.74)

Nevada Copper Corp.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Canadian Dollars)

For the nine months ended March 31, 2008 and 2007 (Unaudited – Prepared by Management)

11.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”) (continued)

(vi)	Retained earnings (deficit):
		Nine Months Ended March 31,
		2008	2007	2006
		$	$	$

	Retained earnings (deficit), end of quarter, under Canadian GAAP	(5,660,669)	(2,300,063)	(13,132)
	Adjustment for mineral property land use and deferred exploration costs	(9,795,348)	(3,551,062)	(35,397)
	Compensation expense on escrow shares	(26,328,758)	(2,453,166)	-
	Retained earnings (deficit), end of quarter, under US GAAP	(41,784,775)	(8,304,291)	(48,529)

(vii)	Statement of Cash Flows Cash provided by (used in) operating activities
		Nine Months Ended March 31,
		2008	2008	2008
		$	$	$

	Cash used in operating activities, under Canadian GAAP	(1,166,858)	(640,477)	(89)
	Adjustment for mineral properties and deferred exploration (Note 11(a))	(3,545,816)	(3,219,579)	(35,397)
	Cash used in operating activities, under US GAAP	(4,712,674)	(3,860,056)	(35,486)

	Cash used in investing activities, under Canadian GAAP	(1,783,697)	(3,219,579)	-
	Adjustment for mineral properties and deferred exploration (Note 11(a))	3,545,816	3,219,579	35,397
	Cash used in investing activities, under US GAAP	1,762,119	-	35,397

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Copper Corp.

Registrant

Dated: July 3, 2008	Signed: /s/ Giulio T. Bonifacio
Giulio T. Bonifacio, President and CEO